Exhibit 99.1

Filing Version

Amended and Restated Shareholders’ Agreement

by and among

ITC Investment Holdings Inc.,

ITC Holdings Corp.,

FortisUS Inc.,

Eiffel Investment Pte Ltd,

and

any other Person that becomes a Shareholder pursuant hereto

(i)

TABLE OF CONTENTS

SCHEDULES

Schedule I	--	Equity Securities held by Shareholders

EXHIBITS

Exhibit A	--	Form of Joinder Agreement
Exhibit B	--	Dividend Policy
Exhibit C	--	Amended and Restated Certificate of Incorporation of ITC Investment Holdings Inc.
Exhibit D	--	Ineligible Entities

(ii)

This AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT (this “Agreement”) is dated as of January 28, 2021, by and among ITC Investment Holdings Inc., a Michigan corporation (“ITC Investments”), ITC Holdings Corp., a Michigan corporation (“ITC”), FortisUS Inc., a Delaware corporation (“FortisUS”), Eiffel Investment Pte Ltd, a Singapore private limited company (“Investor”), and any other Person that becomes a Shareholder pursuant hereto.

W I T N E S S E T H :

WHEREAS, the parties hereto entered into a Shareholders’ Agreement, dated as of October 14, 2016, as amended by the First Amendment to the Shareholders’ Agreement, dated as of November 22, 2016 (the “Existing Agreement”), to inter alia, establish certain rights and obligations relating to the Equity Securities and to limit the sale, assignment, transfer, encumbrance or other disposition of such Equity Securities and to provide for the consistent and uniform management of ITC Investments and ITC;

WHEREAS, the Investor, or an Affiliate of the Investor, desires to enter into an agreement on or about the date hereof to invest in a Market Participant in an ITC RTO (a “Transaction”);

WHEREAS, the parties hereto desire to amend and restate the Existing Agreement in its entirety, to inter alia, revise the rights of the parties under the Existing Agreement;

WHEREAS, this Agreement will be effective in accordance with Section 7.21 hereof;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, (i) any Controlled Affiliate of such Person and (ii) any other Person that beneficially owns 10% or more of the voting interests in such Person; provided, however, that no entity other than GIC Pte Ltd (or any successor thereto or assignee of all or a substantial portion of the business or assets thereof) and its subsidiaries and entities managed or advised by GIC Pte Ltd (or any successor thereto or assignee of all or a substantial portion of the business or assets thereof) and its subsidiaries shall be deemed an Affiliate of the Investor hereunder.

“Agreement” has the meaning set forth in the Preamble.

“Allocated Overhead” means recoverable general administrative, corporate, or other support costs which are allocated to ITC in accordance with the Uniform System of Accounts for Public Utilities.

“Applicable Law” means, with respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits or certificates of any Governmental Entity applicable to such Person or any of its assets or property, and all judgments, injunctions, orders and decrees of any Governmental Entities in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

“Appraiser” has the meaning set forth in the definition of “Fair Market Value”.

“Authorization Date” has the meaning set forth in Section 2.3.

“Business Day” means any day, other than a Saturday, a Sunday or a day on which banks located in New York, New York, St. John’s, Newfoundland, or Novi, Michigan are authorized or required by Applicable Law to close.

“Cash Subscription Price” has the meaning set forth in the Subscription Agreement.

“Cause” means, with respect to any director of the ITC Investments Board, (a) being indicted for, convicted of, or having pled guilty or nolo contendere to, any (x) felony, (y) any crime involving moral turpitude or (z) other crime if, as a result of such director’s continued association with ITC Investments or ITC or any of its Subsidiaries, it is likely to be injurious to its business or reputation as determined by the ITC Investments Board in its sole discretion, (b) being restricted by any Applicable Law from acting as a director on the ITC Investments Board or the ITC Board, (c) having committed gross negligence or willful misconduct in the performance of such director’s duties as determined by the ITC Investments Board or (d) in respect only of membership on the audit committee, not having the requisite financial acumen to sit on the audit committee, as determined by the ITC Investments Board.

“Class A Common Stock” means the Class A common stock of ITC Investments.

“Class B Common Stock” means the Class B common stock of ITC Investments.

“Class B Eligible Holder” means any Person that (A) does not itself own a direct ownership interest in any Ineligible Entity that would result in being an Affiliate of an Ineligible Entity and does not have a Controlled 50% Affiliate that owns a direct ownership interest in any Ineligible Entity that would result in such Controlled 50% Affiliate being an Affiliate of an Ineligible Entity; provided that, for the avoidance of doubt with respect to this clause (A), a Person will not cease to be a Class B Eligible Holder as a result of an investment in an Ineligible Entity through investment funds or through portfolio companies that are not a Controlled 50% Affiliate of such Person and (B) would be an Eligible Holder but for clauses (ii) and (iii) of the definition of Eligible Holder. For the avoidance of doubt, a Class B Eligible Holder shall not cease to be a Class B Eligible Holder as a result of any investment by itself or any of its Controlled Affiliates in any Market Participant in an ITC RTO, subject to such Class B Eligible Holder meeting the requirements of clause (A) of this definition.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of ITC Investments, including Class A Common Stock and Class B Common Stock.

“Common Stock Equivalents” means, at any time, (i) with respect to each share of Common Stock issued and outstanding, one and (ii) with respect to any other Equity Security which is at such time exercisable, exchangeable or convertible into or for Common Stock at an exercise price equal to or less than the Fair Market Value of the Common Stock at such time, an amount equal to the number of shares of Common Stock, if any, into or for which such Equity Security may be exercised, exchanged or converted at such time.

“Common Stock Reclassification” has the meaning set forth in Section 7.21.

“Confidential Information” has the meaning set forth in Section 7.11.

“Consent” means all Licenses, clearances, expirations or terminations of waiting periods, non- actions, waivers, qualifications, change of ownership approvals or other authorizations.

“Consolidated Debt” means, on any date, an amount equal to the aggregate of all Indebtedness for Borrowed Money of ITC and its Subsidiaries on such date, determined in accordance with GAAP on a consolidated basis, plus the redemption amount of all shares of ITC which are retractable or redeemable at the option of the holder on such date (and for certainty, Preferred Equity shall not be included in the calculation of Consolidated Debt).

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise (and the terms “Controlling”, “Controlled by” and “under common Control with” have correlative meanings). Without limiting the foregoing, any Person that beneficially owns 50% or more of the voting interests in another Person shall be conclusively deemed to Control such other Person.

“Controlled Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such Person.

“Controlled 50% Affiliate” means with respect to any Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such Person; provided that solely for purposes of this definition, “Control” of a Person shall mean the power to, directly or indirectly, elect or appoint a majority of the board of directors or other governing body of such Person or the power to vote 50% or more of the voting securities of such Person (and the terms “Controlling”, “Controlled by” and “under common Control with” have correlative meanings).

“Core Assets” means transmission assets, distribution assets, or assets in respect of any related ancillary service.

“CPI” means the Consumer Price Index for All Urban Consumers (CPI-U), U.S. City Average, not seasonally adjusted, (1982-84 = 100), All Items, as calculated and published by the U.S. Department of Labor, Bureau of Labor Statistics; provided, that if such index ceases to be available, a comparable successor index shall be designated by the ITC Investments Board.

“Demand Notice” has the meaning set forth in Section 3.1(a).

“Demand Request” has the meaning set forth in Section 3.1(a).

“Demanding Shareholder” has the meaning set forth in Section 3.1.

“Disclosure Package” means, with respect to any offering of securities, (i) the preliminary prospectus, (ii) each Free Writing Prospectus and (iii) all other information, in each case, that is deemed, under Rule 159 promulgated under the Securities Act, to have been conveyed to purchasers of securities at the time of sale of such securities (including a contract of sale).

“Disqualified RTO Affiliate” means, with respect to any Market Participant in any Regional Transmission Organization, any Affiliate of such Market Participant; unless, (i) such Affiliate has been determined by the Federal Energy Regulatory Commission to not be controlled by or under common control with such Market Participant in a manner that would result in the loss of any independence adder of ITC or its Subsidiaries or ITC or its Subsidiaries being ineligible for any independence adder in respect of such Regional Transmission Organization or (ii) such Affiliate has not been determined, and could not reasonably be expected to be determined, by the Federal Energy Regulatory Commission to be controlled by or under common control with such Market Participant in a manner that would result in the loss of any independence adder of ITC or its Subsidiaries or ITC or its Subsidiaries being ineligible for any independence adder in respect of such Regional Transmission Organization.

“Effective Date” means closing of the first Transaction involving an investment by an Affiliate of the Investor in a Market Participant in an ITC RTO.

“Eligible Holder” means any Person that (i) is not, and is not a Controlled Affiliate of any Person that is, engaged primarily in the business of developing, owning, or operating electrical transmission systems located in North America (provided, that this clause (i) shall not apply to FortisUS, for purposes of Transfers by FortisUS or to Investor and its Affiliates as a result of any interest in Oncor Electric Delivery Company LLC), (ii) has not become a Market Participant of any Regional Transmission Organization after such Regional Transmission Organization became an ITC RTO, or, if it has become a Market Participant of any Regional Transmission Organization after such Regional Transmission Organization became an ITC RTO, it did not commit to the transaction pursuant to which it became such a Market Participant after such Regional Transmission Organization became an ITC RTO, (iii) has not become a Disqualified RTO Affiliate of a Market Participant of any Regional Transmission Organization after such Regional Transmission Organization became an ITC RTO, or, if it has become a Disqualified RTO Affiliate of a Market Participant of any Regional Transmission Organization after such Regional Transmission Organization became an ITC RTO, it did not commit to the transaction pursuant to which it became such a Disqualified RTO Affiliate of Market Participant after such Regional Transmission Organization became an ITC RTO, and (iv) is not a Prohibited Person; provided, that clauses (ii) and (iii) of this definition shall not apply if ITC or its Subsidiaries at any time cease to have the benefit of the independence adder in the pertinent Regional Transmission Organization and the same shall not have been reinstated within a period of ninety days; provided, further, that if any Shareholder shall cease to meet the requirements of clauses (i) through (iii) at any time, for a period of 180 days from the date such Person ceased to meet the requirements of clauses (i) through (iii) (or such later time as permitted by the Federal Energy Regulatory Commission in accordance with an order issued during the initial ninety day period) such Person shall be deemed to be an Eligible Holder hereunder. For purposes of the foregoing, the Affiliates of a Fund shall include all subsidiaries of such Fund but shall exclude (other than for purposes of clause (iv) of the definition of Eligible Holder) the other Affiliates of the Fund Manager or Fund Advisor of such Fund (including other Funds managed by such Fund Manager or to whom such Fund Advisor provides investment advice) if customary ethical screens have been established between such Affiliates and such Fund Manager or Fund Advisor that are sufficient to ensure that confidential information regarding ITC Investments and its Subsidiaries will not be shared by such Fund Manager or Fund Advisor with such other Affiliates of such Fund Manager or Fund Advisor.

“Eligible Transferee” means any Person that, after giving effect to the relevant Transfer, (i) would be an Eligible Holder or, if such Transfer is of Class B Common Stock, a Class B Eligible Holder, (ii) is not a Market Participant of any ITC RTO and is not a Disqualified RTO Affiliate of a Market Participant of any ITC RTO (other than, with respect to FortisUS, PJM Interconnection, LLC) and would not otherwise reasonably be expected (based on due inquiry or advice from outside counsel, as appropriate), as a result of becoming a Shareholder, to subject ITC Investments or its Affiliates to material adverse regulatory change, burden or process, and (iii) is not and does not have Controlled Affiliate that is in material litigation with ITC Investments, the Shareholders, or its or their respective Controlled Affiliates. For purposes of the foregoing, the Controlled Affiliates of a Fund shall include all subsidiaries of such Fund but shall exclude the other Affiliates of the Fund Manager or Fund Advisor of such Fund (including other Funds managed by such Fund Manager or to whom such Fund Advisor provides investment advice) if customary ethical screens have been established between such Controlled Affiliates and such Fund Manager or Fund Advisor that are sufficient to ensure that confidential information regarding ITC Investments and its Subsidiaries will not be shared by such Fund Manager or Fund Advisor with such other Affiliates of such Fund Manager or Fund Advisor.

“Equity Securities” means all shares of Common Stock, all securities, directly or indirectly, convertible into or exercisable or exchangeable for shares of Common Stock and all Options and other rights to purchase or otherwise, directly or indirectly, acquire from ITC Investments shares of Common Stock, or securities convertible into or exercisable or exchangeable for shares of Common Stock, whether at the time of issuance or upon the passage of time or the occurrence of some future event. As to any particular shares of Common Stock constituting Equity Securities, such shares shall cease to be Equity Securities when they have been acquired by ITC Investments.

“Escalated” means, with respect to any dollar amount on any date, (x) such dollar amount multiplied by (y) a percentage equal to (A) the positive change (if any) in the CPI between the CPI for January of the year immediately preceding such date and the CPI for January 2016 divided by the CPI for January 2016 multiplied by (B) 100.

“Excepted Transaction” means, with respect to Related Party Transactions involving FortisUS or its Affiliates, (A) the non-discriminatory allocation of Allocated Overhead to ITC Investments by FortisUS in accordance with FortisUS’ generally applicable policies; (B) Related Party Transactions negotiated on an “arm’s-length” basis and containing terms and conditions that are arm’s-length and at least as favorable to ITC Investments and its Subsidiaries as terms and conditions reasonably available from third parties (in each case, as determined by a majority of the disinterested directors of the ITC Investments Board); (C) Related Party Transactions for dispositions of assets that are non-Qualifying Core Assets, the development of which was subject to approval by an RH Shareholder at the time of the final investment decision with respect thereto, in accordance with this Agreement and such approval was not provided at such time (if, and only if, the consideration therefor represents at least fair market value of such assets as determined by a majority of the disinterested directors of the ITC Investments Board); or (D) Related Party Transactions for dispositions of assets that are required by Applicable Law, provided that such disposition is negotiated on an arm’s-length basis and contains arm’s-length terms and conditions that are at least as favorable to ITC Investments and its Subsidiaries as terms and conditions reasonably available from third parties (in each case, as determined by a majority of the disinterested directors of the ITC Investments Board).

“Excepted Issuance” means any issuance of Equity Securities to fund (i) capital expenditures in connection with developing Core Assets reasonably required by Applicable Law to provide safe, adequate and reliable electric transmission, distribution, or any related ancillary service in the then-current development and operating area of ITC or (ii) any extraordinary operating expenses of ITC.

“Excess New Securities” has the meaning set forth in Section 2.6(a).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fair Market Value” means, as of any date, the value of the shares of Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange or market (or, if listed on more than one such exchange or market, the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to such date, as reported in The Wall Street Journal or such other source as the ITC Investments Board deems reliable; or (ii) in the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the ITC Investments Board, with written notice of such determination to be promptly given to Shareholders, provided, that if there is a good faith objection to such a determination by the Relevant Shareholder, then the Fair Market Value shall be determined by an independent third party appraiser retained by the ITC Investments Board and reasonably acceptable to the Relevant Shareholder (the “Appraiser”), and all reasonable fees, costs and expenses of the Appraiser shall be allocated to ITC Investments, on the one hand, and/or the Relevant Shareholder, on the other hand, based upon the percentage which the portion of the contested amount finally determined bears to the amount actually contested, as determined by the Appraiser. By way of illustration, if ITC Investments claims that the value per share of Common Stock is $1,000, the Relevant Shareholder claims that the value per share of Common Stock is $1,500, and the Appraiser determines that the value per share of Common Stock is $1,200, then the costs and expenses of the Appraiser will be allocated 60% (i.e., 300 ÷ 500) to the Relevant Shareholder and 40% (i.e., 200 ÷ 500) to ITC Investments.

“FFO/Net Debt Ratio” means, as of the end of any fiscal quarter of ITC Investments, the ratio of (i) cash flow from operations before changes in working capital and before changes in other short-term and long-term operating assets and liabilities (with respect to the twelve months preceding the end of such fiscal quarter) to (ii) Consolidated Debt less cash and cash equivalents and less cash-like current financial assets (as of the last day of such fiscal quarter).

“Filing” means all registrations, notices, declarations or filings.

“FINRA” means the Financial Industry Regulatory Authority.

“Fortis” means Fortis Inc., a corporation organized under the laws of Newfoundland and Labrador.

“Fortis Group” means Fortis or any of its Affiliates (other than ITC Investments and ITC and its Subsidiaries).

“Fortis Sale Notice” has the meaning set forth in Section 2.3(b).

“FortisUS” has the meaning set forth in the Preamble; provided, that upon any Permitted Transfer by FortisUS Inc., “FortisUS” will mean (i) FortisUS Inc. and its Wholly-Owned Affiliates, or (ii) if FortisUS Inc. and its Wholly-Owned Affiliates are no longer Shareholders, their successor or permitted assign that is a Shareholder (it being understood that if there is more than one such Shareholder that are not Wholly-Owned Affiliates of each other, then FortisUS will mean the one such Shareholder and its Wholly- Owned Affiliates that owns the largest percentage of Common Stock Equivalents).

“FortisUS Group” has the meaning set forth in Section 2.3(a)(ii).

“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 promulgated under the Securities Act.

“Fund” means any share trust, investment trust, investment company, limited partnership, general partnership or other collective investment scheme, pension fund, insurance company, or anybody corporate or other entity, in each case, the business, operations or assets of which are managed professionally for investment purpose.

“Fund Advisor” means, with respect to any Fund, the primary or principal entity that provides investment advice to such Fund.

“Fund Manager” means, with respect to any Fund, any general partner, trustee, responsible entity, nominee, manager, or other entity performing a similar function with respect to such Fund.

“GAAP” means the generally accepted accounting principles in effect from time to time in the United States consistently applied.

“Governmental Entity” means any United States or non-United States federal, state, provincial or local court, arbitral tribunal, administrative agency, authority or commission or other governmental, quasi- governmental or regulatory agency or authority or any securities exchange.

“Holders’ Counsel” has the meaning set forth in the definition of “Registration Expenses”.

“ICC” has the meaning set forth in Section 7.7(a).

“Indebtedness for Borrowed Money” means, in respect of any Person and without duplication, (a) all obligations of such Person for borrowed money or with respect to advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes, letters of credit or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all capital lease obligations of such Person, (e) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, letters of credit and letters of guarantee, and (f) all guarantees by such Person of Indebtedness for Borrowed Money of others in each case determined in accordance with GAAP; provided, that, for greater certainty, trade payables do not constitute Indebtedness for Borrowed Money.

“Independent Director” means a director who meets all of the following requirements: (a) is elected by the Shareholders; (b) is designated as an independent director by the ITC Investments Board, the ITC Board, or the Shareholders; (c) is not an RH Director; (d) is not and during the 3 years prior to being designated as an independent director has not been any of the following: (i) a director of FortisUS or any of its Affiliates (other than ITC Investments or ITC); or (ii) an officer or employee of ITC Investments, ITC, FortisUS or any of their Affiliates; and (e) would meet the definition of “independent director” under the New York Stock Exchange Listed Company Manual if such director were a member of the board of directors of Fortis Inc., FortisUS, ITC Investments, or ITC (assuming, in the case of FortisUS, ITC Investments and ITC, that such entities were listed on the New York Stock Exchange).

“Independent Director Matters” has the meaning set forth in Section 4.6.

“Ineligible Entity” means each entity listed on Exhibit D.

“Initial Public Offering” means any initial Public Offering.

“Intermediate Ownership Change” means, (i) with respect to Investor, (x) GIC (Ventures) Pte Ltd ceasing to hold all of the direct or indirect voting and economic interests of Investor or (y) GIC Pte Ltd ceasing to Control Investor, (ii) with respect to any Permitted Transferee of Investor that is a Fund or is directly or indirectly owned by a Fund as of the relevant Permitted Transfer, the Fund Manager or Fund Advisor of such Permitted Transferee as of the relevant Permitted Transfer ceasing to Control such Permitted Transferee through such Fund or any other Fund, (iii) with respect to any other Permitted Transferee of Investor, the Ultimate Parent(s) of such Permitted Transferee as of the relevant Permitted Transfer (x) ceasing to hold all of the direct or indirect voting and economic interests of such Permitted Transferee or (y) otherwise ceasing to Control such Permitted Transferee, or (iv) with respect to any Shareholder, such Shareholder becomes or becomes a Controlled Affiliate of a Prohibited Person.

“Investor” has the meaning set forth in the Preamble; provided, that upon any Permitted Transfer by Investor, “Investor” will mean (i) Investor Holders, or (ii) if Investor and its Wholly-Owned Affiliates are no longer Shareholders, their successor or permitted assign that is a Shareholder (it being understood that if there is more than one such Shareholder that are not Wholly-Owned Affiliates of each other, then Investor will mean the one such Shareholder and its Wholly-Owned Affiliates that owns the largest percentage of Common Stock Equivalents).

“Investor Holders” means the Investor and any Wholly-Owned Affiliate of the Investor to which the Investor Transfers Equity Securities in accordance with the terms hereof.

“IRR Floor” means the interpolated amount of net cash (for greater certainty, post-tax) that causes the internal rate of return on investment of the Minority Invested Amount (taking into account all distributions theretofore made on the Common Stock issued in respect of the Minority Invested Amount and the timing of the Subscription and all subsequent contributions and distributions) to equal 10%.

“ITC” has the meaning set forth in the Preamble.

“ITC Board” means the board of directors of ITC.

“ITC Bylaws” means the bylaws of ITC, as in effect from time to time.

“ITC Group” means ITC Investments, ITC or any of its Subsidiaries.

“ITC Investments” has the meaning set forth in the Preamble.

“ITC Investments Board” means the board of directors of ITC Investments.

“ITC Investments Bylaws” means the bylaws of ITC Investments, as in effect from time-to-time.

“ITC Investments Indemnities” has the meaning set forth in Section 2.5(b).

“ITC Investments Loss” has the meaning set forth in Section 2.5(e)(iv).

“ITC RTO” means the Midcontinent Independent System Operator, Inc., the Southwest Power Pool, Inc., and any other Regional Transmission Organization approved in accordance with Section 4.4(n).

“Licenses” means all permits, licenses, authorizations, exemptions, orders, consents, approvals, grants, certificates, variances, exceptions, permissions, qualifications, registrations, clearances and franchises.

“Majority Registrable Holders” means, at any time, and with respect to any Registration and related Public Offering, the holders of at least a majority of the Registrable Securities proposed to be included in such Public Offering before giving effect to any cut-back provisions contained herein.

“Market Participant” means, in respect of any Regional Transmission Organization, any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to such Regional Transmission Organization, consistent with the definition in the Federal Energy Regulatory Commission regulations at 18 C.F.R. §35.34(b)(2).

“Material Corporate Transaction” has the meaning set forth in Section 3.3(c).

“Minority Invested Amount” means the Cash Subscription Price plus all other capital contributions to the Common Stock made by the Investor Holders after the Original Agreement Date.

“New Securities” means any securities (including new Equity Securities, Preferred Equity, or securities representing Indebtedness for Borrowed Money) of ITC Investments or any of its Subsidiaries, whether authorized now or in the future; provided, that “New Securities” shall not include (i) Equity Securities issued by ITC Investments or any of its Subsidiaries on or prior to the Original Agreement Date as contemplated by the Subscription Agreement, (ii) shares of Common Stock issued upon the direct or indirect conversion, exchange or exercise of any securities previously issued by ITC Investments in compliance with Section 2.6, (iii) securities issued by ITC Investments or any of its Subsidiaries in connection with any subdivision of securities (including any stock dividend or stock split) or any combination of securities (including any reverse stock split), (iv) Equity Securities sold in a Public Offering, (v)  Equity Securities issued as consideration for the acquisition of another Person or all or substantially all of the assets of another Person (whether by merger, recapitalization, business combination or otherwise), (vi)   Equity Securities issued to any third party lenders as “equity kickers” in connection with what is primarily a loan transaction pursuant to any agreement or arrangement approved by the ITC Investments Board or (vii) shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock.

“New Securities Price” has the meaning set forth in Section 2.6(a).

“Optional Conversion” has the meaning set forth in the Amended and Restated Certificate of Incorporation for ITC Investments attached as Exhibit C.

“Options” means any rights, options or warrants to purchase any Equity Securities (including, (x) debt obligations which are or may become convertible into or exchangeable or exercisable for Equity Securities, (y) vested and unvested stock options and (z) contractual rights to receive payments, such as “phantom” stock or stock appreciation rights, where the amount thereof is determined by reference to fair market or equity value of ITC Investments or any Equity Securities).

“Original Agreement Date” means October 14, 2016.

“Other Holders” has the meaning set forth in Section 3.2(c)(ii).

“Other Shareholders” has the meaning set forth in Section 2.4(a).

“Participant” has the meaning set forth in Section 2.4(b).

“Permitted Transfer” has the meaning set forth in Section 2.2(a).

“Permitted Transferee” has the meaning set forth in Section 2.2(a).

“Person” means any individual, corporation, limited partnership, general partnership, limited liability partnership, limited liability company, joint stock company, joint venture, corporation, unincorporated organization, association, company, trust, group or any governmental or political subdivision or any agency, department or instrumentality thereof.

“Piggyback Notice” has the meaning set forth in Section 3.2(a).

“Piggyback Offering” has the meaning set forth in Section 3.2(a).

“Preemptive Exercise Notice” has the meaning set forth in Section 2.6(a).

“Preemptive Notice” has the meaning set forth in Section 2.6(a).

“Preferred Equity” means, on any date, the amount of any convertible or exchangeable preferred shares of ITC Investments which are convertible into equity of ITC Investments and which are not retractable or redeemable for cash at the option of the holder on such date.

“Pro Rata Shareholder Debt Issuance” means the issuance of Indebtedness for Borrowed Money of ITC Investments to a Shareholder or its Affiliates in accordance herewith (including with Section 2.6), which Indebtedness has terms and conditions that are substantially the same as the Shareholder Notes issued by ITC Investments on October 14, 2016 to FortisUS and Eiffel Investment Pte Ltd (as the same may be amended, modified, supplemented or reissued from time to time, in accordance with their terms), if and to the extent that, after giving pro forma effect to such issuance, the aggregate of such Indebtedness for Borrowed Money of ITC Investments issued to such Shareholder or its Affiliates divided by the aggregate such Indebtedness for Borrowed Money of ITC Investments issued to all Shareholders and their Affiliates is not greater than the aggregate Common Stock Equivalents of ITC Investments held by such Shareholder and its Affiliates divided by the aggregate Common Stock Equivalents of ITC Investments.

“Prohibited Person” means any Person that is (i) the subject of (or would reasonably be expected to cause ITC Investments, the Shareholders, or its or their respective Controlled Affiliates to become the subject of) sanctions, (ii) owned or controlled by a Person that is the subject of sanctions; (iii) organized or resident in any country or region that is the subject of comprehensive sanctions; or (iv) reasonably expected to cause ITC Investments, the Shareholders, or its or their respective Affiliates to be in violation of counterterrorism, money laundering laws, export control, economic sanctions, or other similar regulations.

“Proxy” has the meaning set forth in Section 2.5(a).

“Proxy Shareholders” has the meaning set forth in Section 2.5(a).

“Public Offering” means any Underwritten Offering by ITC Investments of Common Stock to the public pursuant to an effective registration statement filed with the SEC under the Securities Act (or the closing of another transaction that results in any Common Stock being publicly traded and widely held by the public); provided, that a Public Offering shall not include an offering made in connection with a business acquisition or combination or an employee benefit plan.

“Qualifying Core Assets” means (i) Core Assets on which ITC or its Subsidiaries is entitled to receive rates approved by the Federal Energy Regulatory Commission and (ii) any other Core Assets reasonably required by Applicable Law to provide continued safe, adequate and reliable electric transmission, distribution, or any related ancillary service in the development and operating area of ITC (after giving effect to the acquisition of such assets, if applicable).

“Regional Transmission Organization” means the Midcontinent Independent System Operator, Inc., the Southwest Power Pool, Inc., PJM Interconnection, LLC, and any similar regional transmission organization.

“Registrable Securities” means, at any time: (i) any shares of Common Stock issued to, purchased or acquired by, any Shareholder and any shares of Common Stock issued or issuable to any Shareholder upon exercise, exchange or conversion of any Equity Securities; and (ii) any securities issued or issuable to any Shareholder with respect to any shares of Common Stock (including, by way of stock dividend, stock split, distribution, exchange, combination, merger, recapitalization, reorganization or otherwise). As to any particular Registrable Securities once issued, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act; (ii) the date on which such securities are disposed of pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act; (iii) with respect to the Registrable Securities held by any Shareholder, any time that such Shareholder is permitted to sell such Registrable Securities under Rule 144(b)(1) under the Securities Act (or any successor provision thereto); and (iv) the date on which such securities cease to be outstanding.

“Registration” means each Required Registration and each registration under the Securities Act of securities in connection with a Piggyback Offering.

“Registration Expenses” means all reasonable expenses incident to ITC Investments’ performance of or compliance with ARTICLE III of this Agreement including, all registration, filing and FINRA fees, including fees payable in connection with the listing of securities on any securities change, fees and expenses relating to compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of any Registrable Securities), expenses of printing certificates for any Registrable Securities in a form eligible for deposit with the Depository Trust Company, all word processing, duplicating and printing expenses, messenger and delivery expenses, internal expenses (including, all salaries and expenses of its officers and employees performing legal or accounting duties), and fees and disbursements of counsel for ITC Investments and of its independent certified public accountants (including the expenses of any management review, special audits or “cold comfort letters” required by or incident to such performance and compliance), securities acts liability insurance (if ITC Investments elects to obtain such insurance), the reasonable fees and expenses of any special experts retained by ITC Investments in connection with such registration, fees and expenses of other Persons retained by ITC Investments, the fees and expenses of one counsel (the “Holders’ Counsel”) and applicable local counsel for the holders of Registrable Securities to be included in each relevant Registration, selected by the holders of a majority of the Registrable Securities to be included in such Registration (except that, where a Registration is a Required Registration, such selection may only be made by Shareholders holding a majority of the Registrable Securities set forth in the relevant Demand Request); but not including any underwriting fees, discounts or commissions attributable to the sale of securities or fees and expenses of counsel representing the holders of Registrable Securities included in such Registration (other than the Holders’ Counsel and applicable local counsel) incurred in connection with the sale of Registrable Securities.

“Related Party Transaction” means, with respect to any Shareholder, any transaction or agreement between ITC Investments or any of its Subsidiaries on the one hand and such Shareholder or its Affiliates on the other hand, and for greater certainty, “material Related Party Transaction” means any Related Party Transaction with a dollar value (either individually or together with related transactions) in excess of

$1,000,000.

“Relevant Shareholder” has the meaning set forth in Section 2.7(b).

“Representative” has the meaning set forth in Section 7.11.

“Request for Intervention” has the meaning set forth in Section 7.7(d).

“Request for Joinder” has the meaning set forth in Section 7.7(c).

“Requesting Shareholder” has the meaning set forth in Section 3.3(d).

“Required Conversion Approvals” has the meaning set forth in Section 5.6.

“Required Registration” has the meaning set forth in Section 3.1(a).

“Requisite Director Appointing Holding” means 9.95% or more of the aggregate Common Stock Equivalents of ITC Investments (or such lesser percentage as determined in accordance with Section 4.9), but, in determining whether an RH Shareholder has the Requisite Director Appointing Holding, any holdings of Class B Common Stock shall be excluded from such RH Shareholder’s holdings.

“Requisite Holding” means 9.95% or more of the aggregate Common Stock Equivalents of ITC Investments (or such lesser percentage as determined in accordance with Section 4.9).

“RH Appointing Shareholder” means the Investor and any successor or permitted assignee thereof, in each case, that together with its Wholly-Owned Affiliates, owns the Requisite Director Appointing Holding.

“RH Director” has the meaning set forth in Section 4.1(b).

“RH Reserved Matters” has the meaning set forth in Section 4.4.

“RH Shareholder” means the Investor and any successor or permitted assign thereof, in each case, that together with its Wholly-Owned Affiliates, owns the Requisite Holding.

“Rules” has the meaning set forth in Section 7.7(a).

“Sale of the Business” means any transaction or series of transactions (whether structured as a stock sale, merger, consolidation, reorganization, recapitalization, redemption, asset sale or otherwise), which results in the sale or transfer of (a) all or substantially all of the assets of ITC Investments and its Subsidiaries taken as a whole (determined based on value), (b) beneficial ownership or Control of all or substantially all of the capital stock of ITC Investments or (c) beneficial ownership or Control of all or substantially all of the capital stock of any one or more of ITC Investments’ Subsidiaries owning, Controlling or otherwise constituting all or substantially all of the assets of ITC Investments and its Subsidiaries taken as a whole (determined based on value), in each case, to a Person or a “group” (as such term is defined under Regulation 13D under the Exchange Act) other than FortisUS or any of its Controlled Affiliates; provided, that in no event shall a Sale of the Business be deemed to include any transaction effected solely for the purpose of changing, directly or indirectly, the form of organization or the organizational structure of ITC Investments or any of its Subsidiaries.

“Sale Process” has the meaning set forth in Section 2.5(b).

“SEC” means, at any time, the United States Securities and Exchange Commission or any other federal agency at such time administering the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder” means FortisUS, Investor, and any other Person that becomes a Shareholder pursuant to Section 2.2(b).

“Shareholder Agreements” has the meaning set forth in Section 2.5(b).

“Shareholder Free Writing Prospectus” means each Free Writing Prospectus prepared by or on behalf of the relevant selling Shareholder or used or referred to by such Shareholder in connection with the offering of Registrable Securities.

“Shareholder Note” means any Indebtedness for Borrowed Money extended by a Shareholder to ITC Investments or its Subsidiaries, other than through participation in a financing whose original lenders were primarily not Shareholders.

“Shelf Notice” has the meaning set forth in Section 3.3(a).

“Shelf Registration” has the meaning set forth in Section 3.3(a).

“Shelf Registration Effectiveness Period” has the meaning set forth in Section 3.3(b).

“Shelf Registration Statement” has the meaning set forth in Section 3.3(a).

“Shelf Request” has the meaning set forth in Section 3.3(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 3.3(d).

“Standards of Conduct” has the meaning set forth in Section 4.1(e).

“Subscription” has the meaning set forth in the Subscription Agreement.

“Subscription Agreement” means the Subscription Agreement, dated as of April 20, 2016, by and among Fortis, FortisUS, ITC Investments, Element Acquisition Sub Inc., and Finn Investment Pte Ltd (as assigned by Finn Investment Pte Ltd to Investor pursuant to that certain Assignment Agreement, dated as of October 13, 2016).

“Subsidiary” means, with respect to any Person, (i) any corporation more than 50% of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (ii) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a 50% equity interest.

“Supermajority Shareholder Matters” has the meaning set forth in Section 4.5.

“Suspension Period” has the meaning set forth in Section 3.3(c).

“Takedown Notice” has the meaning set forth in Section 3.3(d).

“Takedown Request” has the meaning set forth in Section 3.3(d).

“Transfer” has the meaning set forth in Section 2.1(a).

“Transfer Notice” has the meaning set forth in Section 2.4(a).

“Ultimate Parent” of a Permitted Transferee means the first direct or indirect parent of such Permitted Transferee whose economic and voting equity interests are (x) publicly traded pursuant to open market transactions on the New York Stock Exchange, The Nasdaq Stock Market, Inc., London Stock Exchange or comparable United States or foreign securities exchange or (y) owned entirely by one or more natural persons.

“Underwritten Offering” means a sale of securities of ITC Investments to an underwriter or underwriters for reoffering to the public.

“Uniform System of Accounts for Public Utilities” means the Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of the Federal Power Act, 18 C.F.R. Part 101.

“Wholly-Owned Affiliate” means, with respect to any Person (“Person A”), (i) any other Person whose economic and voting equity interests are directly or indirectly wholly-owned by Person A, (ii) any other Person who directly or indirectly owns all of the economic and voting equity interests of Person A or (iii)   any other Person whose economic and voting equity interests are directly or indirectly wholly-owned by a Person who also directly or indirectly owns all of the economic and voting equity interests of Person A.

Section 1.2   Construction. In this Agreement, unless otherwise specified or where the context otherwise requires:

(a)                the headings of particular provisions of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;

(b)                 words importing any gender shall include other genders;

(c)                 words importing the singular only shall include the plural and vice versa;

(d)                 the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(e)                the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)                  references to “Schedules,” “Exhibits” or “Sections” shall be to Schedules, Exhibits or Sections of or to this Agreement;

(g)                 references to any Person include the successors and permitted assigns of such Person;

(h)                 the use of the words “or,” “either” and “any” shall not be exclusive;

(i)                 whenever this Agreement refers to a number of days, that number shall refer to calendar days unless Business Days are specified and whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then that action may be validly taken on or by the next day that is a Business Day.

(j)                  wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict;

(k)                 references to any agreement, contract or schedule, unless otherwise stated, are to such agreement, contract or schedule as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; and

(l)                  the parties hereto have participated jointly in the negotiation and drafting of this Agreement; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

TRANSFER OF EQUITY SECURITIES

Section 2.1   Restrictions. (a) No Shareholder shall, voluntarily or involuntarily, by operation of law or otherwise, directly or indirectly, sell, assign, donate, gift, pledge, hypothecate, any right or option with respect to, dispose of, encumber or grant a security interest in, dispose of, grant a participation or beneficial interest in, or in any other manner, transfer any Equity Securities, in whole or in part, with or without consideration, or any other right or interest therein, or enter into any transaction which results in the economic equivalent of a transfer to any Person, including any derivative transaction that has the effect of changing materially the economic benefits, risks and voting rights associated with ownership (each such action, a “Transfer”) except pursuant to a Permitted Transfer.

(b)                All certificates or other instruments representing Equity Securities held by each Shareholder and all certificates or other instruments issued in exchange for or upon the Transfer of any Equity Securities shall bear a legend which shall state:

“The securities represented by this certificate are subject to and have the benefit of a Shareholders’ Agreement, dated as of October 14, 2016, as the same may be amended from time to time, pursuant to the terms of which such securities are subject to certain restrictions and conditions on transfer. Such Shareholders’ Agreement also provides for various other limitations and obligations, and all of the terms thereof are incorporated by reference herein. A copy of such Shareholders’ Agreement has been filed in the chief executive office of ITC Investments where the same may be inspected daily during business hours.”

(c)                 In addition to the legend required by Section 2.1(b) above, all certificates or other instruments representing Equity Securities held by each Shareholder and all certificates or other instruments issued in exchange for or upon the Transfer of any Equity Securities shall bear a legend which shall state:

“The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any other securities law, and such securities may not be offered, sold, pledged or otherwise transferred except (1) pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act or (2) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States of America.”

Notwithstanding the foregoing provisions of this Section 2.1(c), the legend required by this Section 2.1(c) shall be removed from any such certificates representing Equity Securities upon the request of any Shareholder to ITC Investments, accompanied by an opinion of counsel reasonably satisfactory to ITC Investments that such Equity Securities may be freely transferred at any time without registration thereof under the Securities Act and that such legend may be removed.

(d)           Any attempt to Transfer any Equity Security which is not in accordance with this Agreement shall be null and void and ITC Investments agrees that it will not cause, permit or give any effect to any Transfer of any Equity Securities to be made on its books and records unless such Transfer is permitted by this Agreement and has been made in accordance with the terms hereof.

(e)            Each Shareholder agrees that it will not effect any Transfer of Equity Securities unless such Transfer is a Permitted Transfer and is made (i) pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act, (ii) in accordance with all Applicable Laws (including, all securities laws), and (iii) upon the receipt by ITC Investments, its Affiliates, such Shareholder, and the proposed transferee (as applicable) of all Consents and making by each of them (as applicable) of all Filings necessary to effect such Transfer and all such Consents and Filings being in full force and effect and not the subject to appeal, all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the Transfer having occurred, and no such Consent containing any conditions or other requirements that are adverse to ITC Investments or its Affiliates in any material respect. All costs and expenses reasonably incurred by ITC Investments and its Affiliates in accordance with the foregoing shall be paid in cash by or on behalf of the transferring Shareholder as a condition to the relevant Transfer.

(f)             Each Shareholder hereby acknowledges and agrees that the scope of the restrictions set forth in this Section 2.1 are reasonable in nature and serve to protect the legitimate interests of ITC Investments.

(g)            For the avoidance of doubt, the foreclosure by any Person of a direct or indirect interest in the Equity Securities shall be subject to such Transfer being a Permitted Transfer, including through the prior compliance by the Shareholder with Section 2.3. Any foreclosure by any Person on the equity interests of a Shareholder or its direct or indirect parents without prior compliance with Section 2.3 shall be subject to Section 2.7.

Section 2.2 Permitted Transfers. (a) Notwithstanding anything to the contrary contained herein (but subject to Section 2.1(e) and Section 2.2(b)) a Shareholder may at any time effect any of the following Transfers (each a “Permitted Transfer”, and each transferee of such Shareholder in respect of such Transfer, a “Permitted Transferee”):

(i)                any Transfer by a (A) Shareholder of Class A Common Stock to its Wholly-Owned Affiliate that is an Eligible Holder or (B) Shareholder of Class B Common Stock to its Wholly-Owned Affiliate that is a Class B Eligible Holder;

(ii)               any Transfer of Equity Securities held by a Shareholder (other than FortisUS) to an Eligible Transferee so long as both (A) such Equity Securities represent no less than 7% of the aggregate Equity Securities issued and outstanding (or, if all Equity Securities held by such Shareholder represent less than 7% of the aggregate Equity Securities issued and outstanding, all such Equity Securities held by such Shareholder) and (B) such Shareholder has provided FortisUS and ITC Investments, as applicable, with the right of first offer in accordance with Section 2.3(a);

(iii)              any Transfer by FortisUS of any or all Equity Securities held by it to any Eligible Holder so long as FortisUS has (A) provided the other Shareholders the tag-along rights in accordance with Section 2.4 and (B) provided the Investor with the right of first offer in accordance with Section 2.3(b) (which, for the avoidance of doubt, shall not be required in the case of FortisUS’s exercise of the drag-along rights in accordance with Section 2.5);

(iv)              any Transfer by FortisUS of all Equity Securities held by it to any Person or Persons (other than a Prohibited Person) where FortisUS has exercised its drag-along rights in accordance with Section 2.5;

(v)               any Transfer of any or all Equity Securities held by a Shareholder which is made pursuant to an effective registration statement filed pursuant to the Securities Act;

(vi)              any Transfer by an Other Shareholder pursuant to Section 2.4; and

(vii)             any Transfer by a Shareholder required pursuant to Section 2.5.

(b)           The restrictions contained in this Section 2.2 will continue to be applicable to the Equity Securities after the Permitted Transfer (other than a Permitted Transfer made pursuant to Section 2.2(a)(v)).

(c)           In any Transfer referred to above in Section 2.2(a) (other than clauses (iv) and (v) thereof), the Permitted Transferee shall agree in writing to be bound by the provisions of this Agreement and shall execute and deliver to ITC Investments a copy of the joinder agreement attached hereto as Exhibit A as a condition to such Transfer or other joinder instrument in form and substance reasonably acceptable to the ITC Investments Board. Each such Permitted Transferee shall hold such shares of Equity Securities subject to the provisions of this Agreement as a “Shareholder” hereunder as if such Permitted Transferee were an original signatory hereto and shall be deemed to be a party to this Agreement.

(d)           ITC Investments shall have the right to reasonably require, as a condition to any Permitted Transfer pursuant to Section 2.2(a), receipt of an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to ITC Investments, to the effect that such Transfer is not required to be registered under the Securities Act and is not in violation of any Applicable Law.

(e)            Any Equity Securities owned by a Shareholder on or after the Original Agreement Date shall have the benefit of and be subject to the terms and conditions of this Agreement.

(f)            In connection with any Transfer by the Investor pursuant to Section 2.2(a)(ii), ITC Investments and the other Shareholders each hereby agree to reasonably cooperate with the Investor and the purchaser in any such Transfer, including with respect to ITC Investments, (i) assisting with the preparation and delivery by the Investor of preliminary marketing and auction materials, (ii) preparing or assisting in the preparation of due diligence materials, (iii) making such due diligence materials available to prospective purchasers, (iv) providing access to ITC Investments’ books, records, properties and other proprietary materials (subject, in each case, to the execution of customary confidentiality and non- disclosure agreements) to prospective purchasers and (v) making the managers, officers and employees available to prospective purchasers for presentations and due diligence interviews.

Section 2.3             Rights of First Offer.

(a)            Prior to a Transfer (other than a Permitted Transfer not made in reliance on this Section 2.3) by any Shareholder (other than FortisUS) (the “Selling Party”) to any Person of its Equity Securities, the Selling Party shall give written notice (the “Sale Notice”) to ITC Investments and FortisUS of its bona fide intention to Transfer its Equity Securities. Any Sale Notice shall disclose in reasonable detail the number and type of Equity Securities to be Transferred. The Selling Party shall not consummate any Transfer until the earlier of (x) the date that is thirty days after the Sale Notice has been given to ITC Investments and to FortisUS and (y) the date on which the parties to the Transfer have been finally determined pursuant to this Section 2.3(a) (such earlier date, the “Authorization Date”). If a Sale Notice is delivered by a Selling Party pursuant to this Section 2.3(a):

(i)                ITC Investments shall have the right, within ten days of delivery of the Sale Notice to ITC Investments, to offer to purchase all (but not less than all) of the Equity Securities to be Transferred by delivering a written notice of such offer to the Selling Party and FortisUS. Such notice shall also specify the purchase price per share that ITC Investments is offering to pay for such Equity Securities which shall be cash. Any offer so delivered shall be binding upon delivery and irrevocable unless otherwise revised in accordance with clause (iv).

(ii)               If ITC Investments has not offered to purchase all of the Equity Securities to be Transferred, FortisUS or its designees (the “FortisUS Group”) may offer to purchase all (but not less than all) of the Equity Securities not purchased by ITC Investments by giving written notice of such offer to the Selling Party and ITC Investments within fifteen days after the earlier of (A) the expiration of the ten day period after delivery of the Sale Notice to ITC Investments or (B) the delivery of the written notice of such offer by ITC Investments to FortisUS. Such notice by the FortisUS Group shall specify the purchase price per share that the FortisUS Group is offering to pay for such Equity Securities, which shall be in cash and binding upon delivery and irrevocable.

(iii)              If ITC Investments has made an offer to purchase such Equity Securities to be Transferred, the FortisUS Group may offer to purchase all (but not less than all) of the Equity Securities subject to the Sale Notice by giving written notice of such offer to the Selling Party and ITC Investments within five days of the delivery of the written notice of such offer by ITC Investments to FortisUS. The FortisUS Group’s offer under this clause (iii)  shall be for a purchase price per share greater than the purchase price per share offered by ITC Investments and shall be binding upon delivery and irrevocable.

(iv)              If the FortisUS Group has made an offer to purchase all of the Equity Securities in accordance with clause (iii) above and the FortisUS Group’s purchase price per share is greater than that offered by ITC Investments, then ITC Investments shall have the right to revise its offer to specify the higher purchase price within five days after delivery of the written notice of offer by the FortisUS Group to ITC Investments, by delivering a written notice of a revised offer to the Selling Party and the FortisUS Group. If ITC Investments does not so revise its offer, then ITC Investments’ offer in accordance with clause (i) above shall be deemed revoked and the FortisUS Group’s offer made in accordance with clause (iii) shall apply to all of the Equity Securities to be Transferred.

(v)               The Selling Party shall indicate to ITC Investments and the FortisUS Group whether it has accepted the offer(s) by ITC Investments and/or the FortisUS Group within ten days of receipt thereof, by sending an irrevocable written notice of such acceptance thereto, pursuant to which, ITC Investments and/or the FortisUS Group, as applicable, shall then be obligated to purchase, and the Selling Party shall then be obligated to sell, the Equity Securities at the applicable purchase price specified on the applicable offer and on the terms and conditions set forth in the Sale Notice.

(vi)              If ITC Investments and the FortisUS Group have not collectively purchased all of the Equity Securities specified in the Sale Notice, or if the Selling Party does not accept the offer(s) made by ITC Investments and/or the FortisUS Group, ITC Investments and the FortisUS Group shall not be entitled to purchase any of such Equity Securities and the Selling Party may, during the 180-day period immediately following the Authorization Date (provided, that such 180-day period may be extended to the extent reasonably necessary to obtain any Filings or Consents from any applicable Governmental Entity), Transfer all such Equity Securities specified in the Sale Notice for consideration consisting of cash or securities with a fair market value (determined as of the date such Transfer is agreed to) that is not less than 101% of the highest purchase price offered by ITC Investments and/or the FortisUS Group. The Transfer of Equity Securities not Transferred during such 180-day period (or any such extension thereof) shall be subject to the provisions of this Section 2.3 upon a subsequent proposed Transfer. The rights granted to ITC Investments and the FortisUS Group pursuant to this Section 2.3 shall continue to be applicable to any subsequent disposition of any Equity Securities acquired by the transferee(s) hereunder until such rights lapse in accordance with the terms of this Agreement.

(vii)             If ITC Investments and the FortisUS Group have agreed to purchase all of the Equity Securities set forth in the Sale Notice pursuant to this Section 2.3(a), then the closing of such purchase shall occur within fifteen Business Days from the date ITC Investments and the FortisUS Group have notified the Selling Party of their intention to purchase all of such Equity Securities (or, if applicable, upon the running of any notice periods or the granting of any approvals required by Applicable Law).

(b)           Prior to a Transfer (other than a Permitted Transfer not made in reliance on this Section 2.3, including in the case of FortisUS’s exercise of the drag-along rights in accordance with Section 2.5) by FortisUS to any Person of its Equity Securities, whereby after giving pro forma effect to such Transfer, FortisUS will hold more than 50% of the Common Stock Equivalents, FortisUS shall give written notice (the “Fortis Sale Notice”) to the Investor of its bona fide intention to Transfer its Equity Securities. Any Fortis Sale Notice shall disclose in reasonable detail the number and type of Equity Securities to be Transferred. FortisUS shall not consummate any Transfer until the earlier of (x) the date that is thirty days after the Fortis Sale Notice has been given to the Investor and (y) the date on which the parties to the Transfer have been finally determined pursuant to this Section 2.3(b). If a Fortis Sale Notice is delivered by FortisUS pursuant to this Section 2.3(b):

(i)                The Investor, shall have the right, within ten days of delivery of the Transfer Notice, to offer to purchase all (but not less than all) of the Equity Securities subject to the Fortis Sale Notice by delivering a written offer to FortisUS (with a copy thereof to ITC Investments) stating that it offers to purchase such Equity Securities. Such offer shall specify the purchase price per share, which shall be cash, and any offer so delivered shall be binding upon delivery and irrevocable unless otherwise specified herein.

(ii)               FortisUS shall indicate to the Investor whether it has accepted such offer within ten days of delivery of the Fortis Sale Notice, by sending an irrevocable written notice of such acceptance to the Investor. If FortisUS does not expressly accept an offer by the Investor prior to the expiration of such 10-day period, such offer by the Investor shall be deemed to be revoked. If FortisUS accepts such offer by the Investor, FortisUS shall then be obligated to sell the Equity Securities in accordance with the terms of such offer.

(iii)              If the Investor does not deliver an offer during the ten day period after delivery of the Fortis Sale Notice, the Investor shall be deemed to have waived all of its rights to purchase the Equity Securities under this Section 2.3(b), and FortisUS may, during the 180-day period immediately following the earlier of (x) the date that is thirty days after the Fortis Sale Notice has been given to the Investor and (y) the date on which the parties to the Transfer have been finally determined pursuant to this Section 2.3(b), Transfer all (but not less than all) such Equity Securities specified in the Transfer Notice for consideration consisting of cash or securities with a fair market value (determined as of the date such Transfer is agreed to) that is not less than 101% of the purchase price offered by the Investor; provided, that such 180-day period may be extended to the extent reasonably necessary to obtain any Filings or Consents from any applicable Governmental Entity. The Transfer of any Equity Securities not Transferred during such 180-day period (or any such extension thereof) shall be subject to the provisions of this Section 2.3 upon a subsequent proposed Transfer. The rights granted to the Investor pursuant to this Section 2.3 shall continue to be applicable to any subsequent disposition of any Equity Securities acquired by the transferee(s) hereunder until such rights lapse in accordance with the terms of this Agreement.

(iv)             If the Investor has agreed to purchase all of the Equity Securities set forth in the Fortis Sale Notice pursuant to this Section 2.3(b), then the closing of such purchase shall occur within fifteen Business Days from the date the Investor has notified FortisUS of its intention to purchase all of such Equity Securities (or, if applicable, upon the running of any notice periods or the granting of any approvals required by Applicable Law).

(v)               An offer made by the Investor to purchase voting Equity Securities subject to a Fortis Sale Notice on the condition that such voting Equity Securities be converted to non-voting Equity Securities shall be treated as an offer to purchase the voting Equity Securities for all purposes of this Section 2.3(b).

Section 2.4            Sales by FortisUS Subject to Tag-Along Rights. (a) If FortisUS proposes to effect a Transfer (other than a Permitted Transfer described in Section 2.2(a)(i), Section 2.2(a)(iv), or Section 2.2(a)(v)), then FortisUS shall promptly give written notice (the “Transfer Notice”) to ITC Investments and each of the other Shareholders (the “Other Shareholders”) at least twenty days prior to the closing of such Transfer. The Transfer Notice shall (i) describe in reasonable detail the proposed Transfer including, the class and number of shares of Equity Securities to be sold, the number of Common Stock Equivalents represented thereby, the identity of the prospective transferee(s), the purchase price of each such share of Equity Securities to be sold, which shall be in cash, and the date such proposed sale is expected to be consummated and (ii) have attached thereto, if available, an executed copy (or a substantially final draft copy) of the agreement pursuant to which the proposed Transfer is to be consummated.

(b)           Each of the Other Shareholders shall have the right, exercisable upon delivery of an irrevocable written notice to FortisUS within thirty days after receipt of the Transfer Notice, to participate in such proposed Transfer on the same terms and conditions as set forth in the Transfer Notice including, the making of all representations, warranties and covenants and the granting of all indemnifications and similar agreements and arrangements agreed to by FortisUS in the executed agreement (or substantially final draft agreement) delivered with the Transfer Notice pursuant to Section 2.4(a) (including, participating in any escrow arrangements to the extent of their respective pro rata portion). Each Other Shareholder electing to participate in the Transfer described in the Transfer Notice (each, a “Participant”) shall indicate in its irrevocable notice of election to FortisUS the maximum number of Common Stock Equivalents it desires to Transfer. Each such Participant shall be entitled to Transfer a number of Common Stock Equivalents equal to such holder’s pro rata portion of the total number of Common Stock Equivalents to be Transferred, as set forth in the Transfer Notice, up to such maximum number; provided, that if FortisUS will not hold more than 50% of the Common Stock Equivalents after giving pro forma effect to the Transfer, then each Participant shall be entitled to Transfer all Common Stock Equivalents held by such Participant. For purposes of this Section 2.4(b), pro rata portion means for each Participant a fraction, the numerator of which is the number of Common Stock Equivalents held by such Participant immediately prior to the Transfer proposed in the Transfer Notice and the denominator of which is the total number of Common Stock Equivalents outstanding immediately prior to the Transfer proposed in the Transfer Notice (provided, that the preceding calculation shall be adjusted so that the total number of Common Stock Equivalents that the Participants may sell in the aggregate does not exceed the total number of Common Stock Equivalents to be sold by FortisUS). No holder of Equity Securities (other than shares of Common Stock) shall be entitled to sell Equity Securities (other than shares of Common Stock) pursuant to this Section 2.4, but shall be permitted to convert, exchange or exercise its applicable portion of Equity Securities (subject to the terms of such Equity Securities) for Common Stock concurrently with, and subject to, the consummation of the proposed Transfer.

(c)            Each Participant shall effect its participation in the Transfer by delivering to FortisUS (to hold in trust as agent for such Participant), at least three Business Days prior to the date scheduled for such Transfer as set forth in the Transfer Notice, (i) one or more certificates or other instruments, as applicable, in proper form for transfer, which represent the number of shares of Equity Securities which such Participant is entitled to Transfer in accordance with Section 2.4(b) (but subject to the limitations set forth in Section 2.4(b)), (ii) executed copies of a joinder or other similar agreement pursuant to which such Participant shall agree to be bound by the terms and conditions set forth in the agreement included with the Transfer Notice pursuant to Section 2.4(a)(ii) in form and substance reasonably satisfactory to FortisUS, and (iii) executed copies (or signature pages thereof) of such other agreements, documents or certificates as FortisUS and/or its transferee shall reasonably request. Such agreements, documents or certificates or other instruments, as applicable, shall be delivered by FortisUS to such transferee on the date scheduled for the consummation of the Transfer pursuant to the terms and conditions specified in the Transfer Notice and such transferee shall remit to each such Participant its pro rata portion of the net sale proceeds (taking into account any transaction costs and expenses reasonably incurred by FortisUS in connection with such Transfer, including, any fee paid pursuant to Section 2.4(e), and reasonable transaction costs and expenses incurred by FortisUS on behalf of ITC Investments in connection with such Transfer and any escrows, holdback amounts or other amounts withheld pursuant to the terms specified in the Transfer Notice) to which such Participant is entitled by reason of its participation in such sale. For purposes of this Section 2.4(c), “pro rata portion” means for each Participant a fraction, the numerator of which is the number of Common Stock Equivalents to be Transferred by such Participant pursuant to this Section 2.4 and the denominator of which is the total number of Common Stock Equivalents to be Transferred pursuant to this Section 2.4. FortisUS’s sale of shares of Equity Securities in any sale proposed in a Transfer Notice shall be effected on terms and conditions not more favorable to FortisUS than those set forth in such Transfer Notice and those applicable to the other Participants.

(d)           The exercise or non-exercise of the rights of any of the Other Shareholders hereunder to participate in one or more Transfers of Equity Securities made by FortisUS shall not adversely affect their rights to participate in subsequent Transfers of Equity Securities subject to this Section 2.4. Notwithstanding the foregoing, no shares of Common Stock that have been Transferred in a Transfer pursuant to this Section 2.4 shall be subject again to the restrictions set forth in this Section 2.4.

(e)            For purposes of this Section 2.4, it is understood and agreed that in consideration of investment banking services provided by an investment banking group, a reasonable fee may be paid by FortisUS and included in reimbursable transaction costs in an amount that is customary and equivalent to a fee arrangement negotiated on an “arm’s-length” basis.

(f)             Notwithstanding anything contained in this Section 2.4 to the contrary, there shall be no liability on the part of FortisUS (or any of its Controlled Affiliates and Permitted Transferees) to any Other Shareholder in the event that the proposed Transfer is not consummated or no Common Stock Equivalents are sold notwithstanding the delivery of any Transfer Notice pursuant to Section 2.4(a) or the compliance with any other provision in this Section 2.4.

(g)           For purposes of this Section 2.4, the computation of Common Stock Equivalents shall include Equity Securities that would become Common Stock Equivalents in accordance with their terms immediately after the consummation of the transactions contemplated by this Section 2.4.

(h)           For convenience of administration with respect to Other Shareholders other than Investor, FortisUS may sell its Common Stock Equivalents without offering the Other Shareholders the opportunity to participate in such sale in compliance with this Section 2.4, so long as each Other Shareholder is provided the opportunity to sell its pro rata portion of the total number of Common Stock Equivalents to FortisUS and, within ten Business Days of consummation of the sale of FortisUS’s Common Stock Equivalents, FortisUS purchases such Common Stock Equivalents from each Other Shareholder on the same terms and conditions (including price) as FortisUS sold its Equity Securities to such transferee.

Section 2.5             Grant to FortisUS of Drag-Along Rights. (a) At the written request of FortisUS at least thirty days prior to the closing of a Sale of the Business, each other Shareholder agrees to vote its shares of voting securities of ITC Investments for, consent to, and raise no objection to such Sale of the Business and shall take all other actions necessary or reasonably required to cause the consummation of such Sale of the Business on the terms proposed by FortisUS, which shall control all decisions in connection therewith (including the hiring or termination of any investment bank or professional advisor). Without limiting the foregoing, (i) if such Sale of the Business is structured as a sale of assets or a merger or consolidation, then each Shareholder shall vote, or cause to be voted, all of its shares of voting securities of ITC Investments over which such Person has the power to vote or direct the voting and which are entitled to vote on such Sale of the Business at a special or annual meeting of Shareholders or by written consent in lieu of a meeting in favor of such transaction and shall irrevocably waive any dissenter’s rights, appraisal rights or similar rights (including any notice in connection therewith) which such Shareholder may be entitled under Applicable Law in connection therewith (and each such Shareholder does hereby irrevocably waive all such rights) and (ii) if such Sale of the Business is structured as or involves a sale or redemption of Equity Securities, then each Shareholder shall agree to sell such Shareholder’s pro rata portion of the Equity Securities being sold in such Sale of the Business on the economic terms and conditions approved by FortisUS. Each Shareholder (other than FortisUS and the Investor) (such Shareholders, the “Proxy Shareholders”) hereby revokes any and all prior proxies or powers of attorney in respect of any of such Shareholder’s Equity Securities. Each Proxy Shareholder hereby irrevocably constitutes and appoints FortisUS and any designee of FortisUS, with full power of substitution and resubstitution, at any time during the term of this Agreement, as its true and lawful attorney and proxy (its “Proxy”), and in its name, place and stead, to vote each of such Proxy Shareholders’ Equity Securities (in each case whether such Equity Securities are currently owned or may be acquired in the future by the Proxy Shareholder) as its proxy, at every regular, special, adjourned or postponed meeting of Shareholders, including the right to sign its name (as Shareholder) to any consent, certificate or other document relating to ITC Investments (or, if applicable, any Subsidiary of ITC Investments) that the laws of the State of Michigan may permit or require with respect to any matter to be voted on by the Shareholders. The foregoing Proxy and power of attorney are irrevocable, are coupled with an interest throughout the term of this Agreement and shall survive and not be affected by the death, dissolution, termination, bankruptcy or incapacity of any of the Proxy Shareholder. The Proxy Shareholders shall not (i) grant any Proxy or enter into or agree to be bound by any voting trust with respect to any Equity Securities or enter into any agreement, arrangement or understanding with any Person that is inconsistent with the terms of this Section 2.5 or any other provisions of this Agreement including agreements or arrangements with respect to the acquisition, Transfer or voting of any Equity Securities (including the entrance into a voting trust, the grant of a Proxy or the entry into any other voting or similar agreement or arrangement) or (ii) act, for any reason, as a member of a group or in concert with any other Shareholders (or owners of Equity Securities whether or not party to this Agreement) in connection with the acquisition, Transfer or voting of any Equity Securities in any manner which is inconsistent with the provisions of this Section 2.5 or any other provisions of this Agreement.

(b)           ITC Investments and the other Shareholders each hereby agree to reasonably cooperate (including by waiving any appraisal rights and any notices in connection therewith to which such Shareholder may be entitled under Applicable Law and each such Shareholder does hereby waive all such appraisal rights and any notices in connection therewith) with FortisUS and the purchaser in any such Sale of the Business and the sale process preceding such Sale of the Business (the “Sale Process”) (including, without limitation, by reasonably cooperating and taking all other actions reasonably necessary or reasonably requested by FortisUS to effectively conduct the Sale Process and assure the success thereof) including, with respect to ITC Investments, (i) identifying and soliciting prospective purchasers (including securing the services of an investment bank and/or other professional advisors, selected by FortisUS, to assist in procuring such purchasers), (ii) preparing and delivering preliminary marketing and auction materials, (iii) preparing or assisting in the preparation of due diligence materials, (iv) making such due diligence materials available to prospective purchasers, (v) providing access to ITC Investments’ books, records, properties and other proprietary materials (subject, in each case, to the execution of customary confidentiality and non-disclosure agreements) to prospective purchasers and (vi) making the managers, officers and employees reasonably available to prospective purchasers for presentations and due diligence interviews) and, to execute and deliver all documents (including purchase agreements, if applicable) and instruments as FortisUS and such purchaser reasonably request to effect such Sale of the Business including, with respect to a Shareholder, the making of all customary individual representations, warranties and covenants and the granting of all indemnifications and similar agreements and arrangements with respect to such Shareholder as agreed to by FortisUS with respect to such matters as power, authority, title and legal right to transfer shares and absence of claims with respect to such shares (the “Shareholder Agreements”), and severally (but not jointly) make such indemnities regarding ITC Investments and its Subsidiaries and their assets, liabilities and businesses (the “ITC Investments Indemnities”) as made by FortisUS (including, participating in any escrow arrangements to the extent of their respective pro rata portion). FortisUS agrees that upon such Sale of the Business each Shareholder shall receive its pro rata portion of the net proceeds (taking into account any transaction costs and expenses reasonably incurred by FortisUS in connection with such Sale of the Business, including, any fee paid pursuant to Section 2.5(c), and any transaction costs and expenses incurred by FortisUS on behalf of ITC Investments in connection with such Sale of the Business) and, subject to the foregoing and Section 2.5(d), such sale shall be on the same terms and conditions as afforded to FortisUS; provided, that in no event shall the net amount of cash received by the Investor Holders (other than FortisUS and its Permitted Transferees) be less than the IRR Floor. For purposes of Section 2.5(a) and this Section 2.5(b), “pro rata portion” means for each Shareholder a fraction, the numerator of which is the number of Common Stock Equivalents held by such Shareholder immediately prior to such Sale of the Business and the denominator of which is the total number of Common Stock Equivalents outstanding immediately prior to such Sale of the Business.

(c)           For the purposes of this Section 2.5, it is understood and agreed that in consideration of investment banking services provided by an investment banking group, a reasonable fee may be paid by FortisUS and included in reimbursable transaction costs in an amount that is customary and equivalent to a fee arrangement negotiated on an “arm’s-length” basis.

(d)           For the purposes of this Section 2.5, the computation of Common Stock Equivalents shall include Equity Securities that would become Common Stock Equivalents in accordance with their terms immediately after the consummation of the transactions contemplated by this Section 2.5.

(e)           Notwithstanding anything else in this Agreement, the obligations of the Shareholders (other than FortisUS) under this Section 2.5 (including, to participate in a Transfer made in accordance with this Section 2.5) shall be subject to satisfaction of the following:

(i)                upon the consummation of the Transfer, each Shareholder (other than FortisUS and any of its Affiliates) shall be entitled to receive for its Equity Securities the same form of consideration and the same proportional amount of consideration as FortisUS and any of its Affiliates (which shall include all consideration payable to, or received by FortisUS and any of its Affiliates) and if FortisUS or any of its Affiliates are entitled to select the form of consideration, such election shall be offered to all Shareholders;

(ii)               no Shareholder shall be subject to joint and several liability with respect to any other Shareholders;

(iii)              no Shareholder shall be liable for the Shareholder Agreements made by other Shareholders or required to enter into any non-competition or non-solicitation provisions; and

(iv)              the aggregate amount of liability with respect to each Shareholder (other than FortisUS and any of its Affiliates) pursuant to all agreements entered into in connection with a Transfer pursuant to this Section 2.5 shall be capped at such Shareholder’s pro rata portion of the proceeds actually received by such Shareholder in connection with such Transfer, and the allocable share of any Shareholder for any amounts payable in connection with any claim in connection with ITC Investments Indemnities (any such amount payable, a “ITC Investments Loss”) shall not exceed the lesser of (x) such Shareholder’s pro rata portion of any such ITC Investments Loss or (y) the proceeds actually received by such Shareholder in connection with such Transfer.

(f)            Notwithstanding anything contained in this Section 2.5 to the contrary, there shall be no liability on the part of FortisUS (or any of its affiliates and Permitted Transferees) to any other Shareholder in the event a Sale of the Business is not consummated notwithstanding the delivery of any written request by FortisUS pursuant to Section 2.5(a) or the compliance with any other provision in this Section 2.5.

Section 2.6            Grant of Preemptive Rights to Shareholders. (a) In the event that, at any time, ITC Investments or any of its Subsidiaries shall decide to undertake an issuance of New Securities (any such issuance being hereby expressly consented to by each Shareholder in its capacity as such) (other than an issuance of debt securities in which none of FortisUS and its Affiliates participate), ITC Investments shall at such time deliver to each Shareholder written notice of ITC Investments’ decision, describing the amount, type and terms (including the exercise price and expiration date thereof in the case of any Options and principal amount, maturity date, terms of any security interests and yield thereof in the case of securities representing Indebtedness for Borrowed Money) of such New Securities, the purchase price per New Security (the “New Securities Price”) to be paid by the purchasers of such New Securities and the other terms upon which ITC Investments has decided to issue the New Securities including, the expected timing of such issuance which will in no event be more than ninety days after the date upon which such notice is given (the “Preemptive Notice”). Each such Shareholder shall have twenty Business Days from the date on which the Preemptive Notice is given to agree by written notice to ITC Investments (a “Preemptive Exercise Notice”) to purchase up to its proportional share of such New Securities for the New Securities Price and upon the general terms specified in the Preemptive Notice and stating therein the quantity of New Securities to be purchased by any such Shareholder, including any Excess New Securities such Shareholder wishes to purchase if such securities are available. In the event that in connection with such a proposed issuance of New Securities, any such Shareholder shall for any reason fail or refuse to give such written notice to ITC Investments within such twenty Business Day period, such Shareholder shall, for all purposes of this Section 2.6, be deemed to have refused (in that particular instance only) to purchase any of such New Securities and to have waived (in that particular instance only) all of its rights under this Section 2.6 to purchase any of such New Securities. For purposes of this Section 2.6, a Shareholder’s “proportional share” means, at any time, the quotient obtained by dividing the number of Common Stock Equivalents held by such Shareholder at such time by the aggregate number of Common Stock Equivalents held by all Shareholders. In the event that any Shareholder does not elect to purchase all of its respective proportional share, the New Securities which were available for purchase by such non-electing Shareholders (the “Excess New Securities”) shall automatically be deemed to be accepted for purchase by the Shareholders who indicated in their Preemptive Exercise Notice a desire to participate in the purchase of New Securities in excess of their proportional share. Unless otherwise agreed by all of the Shareholders participating in the purchase, each Shareholder who indicated in its Preemptive Exercise Notice that it desired to purchase more than its proportional share shall purchase a number of Excess New Securities equal to the lesser of (x) the number of Excess New Securities indicated in the Preemptive Exercise Notice, if any, and (y) an amount equal to the product of (A) the number of Excess New Securities and (B) a fraction, the numerator of which is the number of Common Stock Equivalents held at such time by such Shareholder and the denominator of which is the aggregate number of Common Stock Equivalents held at such time by all Shareholders participating in such purchase of Excess New Securities.

(b)           In the event and to the extent that, subsequent to the procedure set forth in Section 2.6(a), any New Securities (including any Excess New Securities) are not acquired by the Shareholders entitled to subscribe for and purchase such New Securities, ITC Investments (or any such Subsidiary) shall be free to issue such New Securities to any Eligible Holder; provided, that (i) the price per New Security at which such New Securities are being issued to and purchased by such Person is not less than 99% of the New Securities Price and (ii) the other terms and conditions pursuant to which such Person purchases such New Securities are not materially more favorable than the terms set forth in the Preemptive Notice. Any New Securities not issued or sold within 90 days after the date of the Preemptive Notice (provided, that such 90-day period may be extended up to an additional 90 days to the extent necessary to obtain any Filings or Consents from any applicable Governmental Entity) shall again be subject to the provisions of this Section 2.6.

(c)           For convenience of administration, ITC Investments may sell New Securities to FortisUS without offering the other Shareholders the opportunity to participate in such sale in compliance with this Section 2.6, so long as each such applicable Shareholder is provided the opportunity to purchase its pro rata portion of applicable New Securities from FortisUS, within ten Business Days of consummation of FortisUS’s purchase of New Securities from ITC Investments, on the same terms and conditions (including price) as FortisUS purchased its New Securities from ITC Investments and that such delay does otherwise adversely affect the other Shareholders from an economic perspective (e.g. as a result of dividends or distributions with a record date during such ten Business Day period).

(d)           Notwithstanding anything to the contrary, for so long as the Investor holds Class B Common Stock, the Investor may elect to participate in an issuance of New Securities under this Section 2.6 that are voting Equity Securities by requiring that the issuance be effected through the issuance of identical non-voting Equity Securities having the same par value and otherwise having the same economic rights.

Section 2.7             Call upon Intermediate Ownership Change. (a) Each indirect Transfer of Equity Securities shall be made subject to Section 2.3 (other than with respect to Equity Securities of FortisUS).

(b)           If, in violation of Section 2.3, a Shareholder (other than FortisUS) suffers an Intermediate Ownership Change, then the relevant Shareholder suffering such Intermediate Ownership Change (the “Relevant Shareholder”) shall be deemed to have provided ITC Investments and FortisUS an irrevocable offer to purchase the Relevant Shareholders’ Equity Securities at 90% of Fair Market Value. Each Shareholder agrees to give ITC Investments and each other Shareholder prompt notice of any Intermediate Ownership Change.

(c)            Promptly following the Intermediate Ownership Change, ITC Investments shall determine the Fair Market Value of the Relevant Shareholders’ Equity Securities as of the date of the Intermediate Ownership Change in accordance with the definition thereof.

(d)           ITC Investments may elect to purchase all of the Equity Securities of the Relevant Shareholder by delivering a written notice of such election to the Selling Party and FortisUS within ten days after the determination of the Fair Market Value thereof. If ITC Investments has not elected to purchase all of the Equity Securities of the Relevant Shareholder, then the FortisUS Group may elect to purchase all (but not less than all) of the Equity Securities of the Relevant Shareholder not purchased by ITC Investments by giving written notice of such election to the Selling Party and ITC Investments within fifteen days after earlier of (i) the expiration of the ten-day period after determination of Fair Market Value or (ii) the delivery of the written notice of such election by ITC Investments to FortisUS.

(e)           If ITC Investments and the FortisUS Group have agreed to purchase all of the Equity Securities of the Relevant Shareholder, then the closing of such purchase shall occur within fifteen Business Days from the date ITC Investments and the FortisUS Group have notified the Selling Party of their intention to purchase all of such Equity Securities (or, if applicable, upon the running of any notice periods or the granting of any approvals required by Applicable Law).

Section 2.8             Mandatory Transfer upon Becoming a non-Eligible Holder or non-Class B Eligible Holder. If any Shareholder shall cease to be an Eligible Holder (with respect to its Class A Common Stock) or a Class B Eligible Holder (with respect to its Class B Common Stock), then such Shareholder shall promptly Transfer such Equity Securities to a Wholly-Owned Affiliate that is an Eligible Holder (with respect to its Class A Common Stock) or a Class B Eligible Holder (with respect to its Class B Common Stock) in accordance with Section 2.2(a)(i). If no Wholly-Owned Affiliate of such Shareholder who ceases to be an Eligible Holder (with respect to its Class A Common Stock) is or can be duly organized to be an Eligible Holder, then the relevant Shareholder shall use its commercially reasonable efforts to promptly Transfer its Class A Common Stock to a third party in accordance with Section 2.2(a)(ii) and Section 2.3. If no Wholly-Owned Affiliate of such Shareholder who ceases to be a Class B Eligible Holder (with respect to its Class B Common Stock) is or can be duly organized to be a Class B Eligible Holder, then the relevant Shareholder shall use its commercially reasonable efforts to promptly Transfer its Class B Common Stock to a third party in accordance with Section 2.2(a)(ii) and Section 2.3.

Section 2.9            Transfer upon New ITC RTO. If (a) ITC Investments desires to acquire Core Assets, directly or indirectly through ownership of another Person, in any Regional Transmission Organization that is not then an ITC RTO, (b) any Shareholder who holds Class A Common Stock (other than FortisUS) is a Market Participant of such Regional Transmission Organization or a Disqualified RTO Affiliate of a Market Participant of such Regional Transmission Organization, and (c) such Shareholder can Transfer its Equity Securities in accordance with Section 2.2(a)(i) to a Wholly-Owned Affiliate that is an Eligible Holder and that would not be a Market Participant of such Regional Transmission Organization or a Disqualified RTO Affiliate of a Market Participant of such Regional Transmission Organization without adverse consequences (economic or otherwise), then at the request of ITC Investments such Shareholder shall use commercially reasonable efforts to effect such Transfer as promptly as practicable upon the making of such request. Notwithstanding anything to the contrary, no Shareholder shall be required to Transfer its Equity Securities to a third party under this Section 2.9.

ARTICLE III

REGISTRATION RIGHTS

Section 3.1            Required Registration. (a) If ITC Investments shall be requested in writing, which writing shall specify the Registrable Securities to be sold and the intended method of disposition thereof (a “Demand Request”), at any time by FortisUS, or at any time after the first registration statement with respect to Registrable Securities is declared effective by the SEC, by an RH Shareholder (the Shareholder(s) making such Demand Request, the “Demanding Shareholder”), to effect a registration under the Securities Act of Registrable Securities held by FortisUS (or an RH Shareholder, if applicable) (each, a “Required Registration”), then ITC Investments shall deliver a written notice (a “Demand Notice”) to each Shareholder who did not make such Demand Request stating that ITC Investments intends to comply with a Demand Request and informing each such Shareholder of its right to include Registrable Securities in such Required Registration. Within ten Business Days after receipt of a Demand Notice, each Shareholder who received such Demand Notice shall have the right to request in writing that ITC Investments include all or a specific portion of the Registrable Securities held by such Shareholder in such Required Registration, and ITC Investments shall include such Registrable Securities in such Required Registration, subject to Section 3.1(c). ITC Investments shall file a registration statement on the appropriate form as promptly as practicable (but no later than sixty days after the date the Demand Request is delivered in the case of a Form S-1 and thirty days after the date the Demand Request is delivered in the case of a Form S-3) and use its reasonable best efforts to cause such registration statement to be declared effective by the SEC at the earliest possible date permitted under the rules and regulations of the SEC; provided, that ITC Investments shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 3.1:

(i)                in any particular jurisdiction in which ITC Investments would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless ITC Investments is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

(ii)               if the Registrable Securities requested to be registered pursuant to such request do not have an anticipated aggregate public offering price (before any underwriting discounts and commissions) of not less than (x) $25,000,000 (or $50,000,000 if such requested registration is the Initial Public Offering) in the case of Required Registration on Form S-1, or (y) $10,000,000 in the case of Required Registration on Form S-3;

(iii)              within three months of any other Required Registration or a Shelf Underwritten Offering;

(iv)              within three months of a Piggyback Offering in which all Shareholders were given the right to include Registrable Securities and at least 90% of the Registrable Securities requested by such Shareholders to be included in such Piggyback Offering were included;

(v)               during the period starting with the date thirty days prior to ITC Investments’ good faith estimate of the date of filing of, and ending on the date ninety days immediately following a Piggyback Offering, provided, that during the thirty-day period prior to such filing ITC Investments is actively employing in good faith all reasonable efforts to consummate such Piggyback Offering; provided, further, that ITC Investments may only delay an offering pursuant to this clause (v) for a period of not more than ninety days if a filing of any other registration statement is not made within that period and ITC Investments may only exercise this right once in any twelve-month period; or

(vi)              for a period of up to 120 days if ITC Investments shall furnish to the Shareholders requesting such Registration a certificate signed by the President of ITC Investments stating that in the good faith judgment of the ITC Investments Board such Required Registration would (i) require the disclosure of a material transaction or other matter and such disclosure would be materially disadvantageous to ITC Investments or (ii) adversely affect a material financing, acquisition, disposition of assets or equity interests, merger or other comparable transaction; provided, that ITC Investments shall not exercise such right more than twice in any twelve-month period.

(b)           Underwritten Offering. If the Demanding Shareholder intends to distribute the Registrable Securities in a Required Registration by means of an underwriting, it shall so advise ITC Investments as a part of its Demand Request. In such event, the underwriters of such Required Registration shall be one or more underwriting firms of nationally recognized standing selected by the Demanding Shareholder, and reasonably acceptable to ITC Investments. The right of each Shareholder to include securities in such Required Registration shall be conditioned upon such Shareholder entering into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected pursuant hereto.

(c)           Priority on Underwritten Offerings. ITC Investments shall not include any securities other than Registrable Securities in a Required Registration, except with the written consent of Shareholders participating in such Required Registration that hold a majority of the Registrable Securities included in such Required Registration. In the case of any Required Registration that is an Underwritten Offering, if the managing underwriter for the Required Registration shall advise ITC Investments in writing (a copy of which ITC Investments shall provide to each Shareholder requesting to include Registrable Securities therein) that, in such underwriter’s opinion, the number of securities requested to be included in such Required Registration would adversely affect the Required Registration and sale (including pricing) of such Registrable Securities (such writing to state the basis of such opinion and the approximate number of Registrable Securities that may be included in such Required Registration without such effect), ITC Investments shall include in such Required Registration the number of Registrable Securities that ITC Investments is so advised can be sold in such Required Registration, in the following amounts and order of priority:

(i)                first, all Registrable Securities requested to be sold by all holders of Registrable Securities pursuant to this Section 3.1 pro rata among such holders on the basis of the number of Registrable Securities requested to be registered by such holders; and

(ii)               second, securities proposed to be sold by ITC Investments for its own account.

(d)           Form S-3. ITC Investments shall use its reasonable best efforts to qualify and remain qualified for registration on Form S-3 for secondary sales and shall effect any Required Registration on Form S-3 after such qualification.

(e)           Limitations on Investor Demand Rights. Notwithstanding anything to the contrary in this Section 3.1, ITC Investments shall not be obligated to file and cause to become effective more than three registration statements on Form S-1 initiated pursuant to Section 3.1(a) pursuant to a Demand Request by the RH Shareholders. Notwithstanding anything else in this Section 3.1, any Demand Request made by an RH Shareholder may be rescinded prior to such registration being declared effective by the SEC by written notice to ITC Investments from such RH Shareholder; provided, however, that such rescinded registration shall not count as a registration initiated pursuant to Section 3.1(e) if ITC Investments shall have been reimbursed for all reasonable and documented out-of-pocket expenses incurred by ITC Investments in connection with such rescinded registration; provided, further, however, that if, at the time of such rescission, such RH Shareholder shall have learned of an event that is, or is reasonably likely to result in, a material adverse change in ITC Investments’ business, financial condition or results of operations from that known to such RH Shareholder at the time of its Demand Request and have withdrawn the request with reasonable promptness after learning of such information then such RH Shareholder shall not be required to reimburse ITC Investments for any out-of-pocket expenses incurred by ITC Investments in connection with such rescinded registration and such rescinded registration shall not count as a registration initiated by such RH Shareholder.

Section 3.2            Piggyback Rights. (a) Corporation and Other Offerings. If ITC Investments at any time (other than in connection with the Initial Public Offering) proposes to offer, for its own account or the account of another Person, any of its securities (a “Piggyback Offering”) under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or in an offering subject to Section 3.1), for sale to the public in an Underwritten Offering (including an “at- the-market offering” or a “registered direct offering”) it will at each such time give prompt written notice to all Shareholders of its intention to do so (a “Piggyback Notice”). In the case of a Piggyback Offering under a shelf registration statement filed by ITC Investments pursuant to Rule 415 under the Securities Act, such Piggyback Notice shall be sent not less than ten Business Days prior to the expected date of commencement of marketing efforts for such Piggyback Offering. In the case of a Piggyback Offering under a registration statement that is not a shelf registration statement, such Piggyback Notice shall be given not less than ten Business Days prior to the expected date of filing of such registration statement. Upon the written request of any Shareholder to include Registrable Securities held by it under such registration statement (which request shall (i) be made within ten Business Days after the receipt of any such notice, and (ii) specify the Registrable Securities intended to be included by such Shareholder), ITC Investments will use its reasonable best efforts to effect the registration of all Registrable Securities that ITC Investments has been so requested to register by such Shareholder; provided, that if, at any time after giving written notice of its intention to offer any securities and prior to the pricing of such Piggyback Offering, ITC Investments shall determine for any reason not to consummate such offering, ITC Investments may, at its election, give written notice of such determination to each such Shareholder and, thereupon, shall be relieved of its obligation to register or offer any Registrable Securities of such Persons in connection with such proposed offering.

(b)           Underwritten Offering. If ITC Investments intends to distribute the Registrable Securities in a Piggyback Offering by means of an underwriting, it shall so advise the Shareholders as a part of its Piggyback Notice. In such event, the underwriters of such Piggyback Offering shall be one or more underwriting firms of nationally recognized standing selected by ITC Investments and reasonably acceptable to FortisUS. The right of each Shareholder to include securities in such Piggyback Offering shall be conditioned upon such Shareholder entering into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected pursuant hereto.

(c)           Priority on Piggyback Offerings. If the managing underwriter for an Underwritten Offering pursuant to this Section 3.2 shall advise ITC Investments in writing (a copy of which ITC Investments shall provide to each Shareholder requesting to include Registrable Securities therein) that, in such underwriter’s opinion, the number of securities requested to be included in such Piggyback Offering would adversely affect such offering and sale (including pricing) of such securities (such writing to state the basis of such opinion and the approximate number of securities that may be included in such Piggyback Offering without such effect), ITC Investments shall include in such Piggyback Offering the number of securities that ITC Investments is so advised can be sold in such offering, in the following amounts and order of priority:

(i)                if the Piggyback Offering relates to an offering for ITC Investments’ own account, then (A) first, such number of equity securities to be sold by ITC Investments for its own account (B) second, Registrable Securities of Shareholders pro rata among such Shareholders on the basis of the number of Registrable Securities requested to be sold by such Shareholders pursuant to this Section 3.2, and (C) third, other equity securities held by any other Person; or

(ii)               if the Piggyback Offering relates to an offering for holders other than for ITC Investments’ own account (“Other Holders”), then (A) first, such number of equity securities sought to be registered by each such Other Holder, (B) second, Registrable Securities of Shareholders pro rata among such Shareholders on the basis of the number of Registrable Securities requested to be sold by such Shareholders pursuant to this Section 3.2 and (C) third, other equity securities held by any other Person.

Section 3.3            Shelf Registration. (a) Subject to Section 3.3(d), if ITC Investments shall be requested in writing (which request may be delivered at any time after the eleven-month anniversary of the date of the Initial Public Offering) to make a Shelf Registration (a “Shelf Request”) by FortisUS or the Investor to ITC Investments, then ITC Investments shall deliver a written notice (a “Shelf Notice”) to each Shareholder, who did not make such Shelf Request stating that ITC Investments intends to comply with a Shelf Request and informing each such Shareholder of its right to include Registrable Securities in such Shelf Registration. Within five Business Days after receipt of a Shelf Notice, each Shareholder who received such Shelf Notice shall have the right to request in writing that ITC Investments include all or a specific portion of the Registrable Securities held by such Shareholder in such Shelf Registration, and ITC Investments shall include such Registrable Securities in such Shelf Registration. Subject to ITC Investments’ eligibility to use Form S-3 for secondary sales, ITC Investments shall (i) file as promptly as practicable (but no later than thirty days after the date the Shelf Request is delivered) and use reasonable best efforts to cause to be declared effective by the SEC at the earliest possible date permitted under the rules and regulations of the SEC, a Form S-3, or (ii) designate an existing Form S-3 filed with the SEC, in each case providing for offers and sales to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act with respect to the Registrable Securities held by FortisUS and any other Shareholder who elects to participate therein as provided in Section 3.3(b) (the “Shelf Registration” and “Shelf Registration Statement”, as applicable).

(b)           Subject to Section 3.3(c), ITC Investments will use its reasonable best efforts to keep the Shelf Registration Statement continuously effective until the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Shelf Registration Statement, or otherwise (the “Shelf Registration Effectiveness Period”).

(c)           Notwithstanding anything to the contrary contained in this Agreement, ITC Investments may, from time to time, by providing written notice to the Shareholders whose Registrable Securities are covered by the Shelf Registration Statement, require such Shareholders to suspend sales of Registrable Securities under the Shelf Registration Statement (a “Suspension Period”) if in the good faith judgment of the ITC Investments Board, ITC Investments is required to disclose in the Shelf Registration Statement a financing, acquisition, corporate reorganization or other similar corporate transaction or other material event or circumstance affecting ITC Investments or its securities (a “Material Corporate Transaction”), and that the disclosure of information about such Material Corporate Transaction at such time would reasonably be expected to have a material adverse effect thereon. Immediately upon receipt of such notice, the Shareholders whose Registrable Securities are covered by the Shelf Registration Statement shall suspend sales of Registrable Securities under the Shelf Registration Statement until the requisite changes to the prospectus have been made as required below. Any Suspension Period shall terminate at such time as the public disclosure of such information is made. After the expiration of any Suspension Period and without any further request from a Shareholder, ITC Investments shall as promptly as practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the related prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (A) ITC Investments may declare no more than two Suspension Periods in any twelve month period, (B) the duration of all Suspension Periods may not exceed ninety days in the aggregate in any twelve-month period, (C) the duration of any one period may not exceed sixty days, and (D) at least thirty days must elapse between each Suspension Period.

(d)                At any time, and from time-to-time, during the Shelf Registration Effectiveness Period (except during a Suspension Period), FortisUS or the Investor may notify ITC Investments in writing (the “Takedown Request” and the Shareholder(s) making such Takedown Request, the “Requesting Shareholder”) of its intent to sell Registrable Securities covered by the Shelf Registration Statement (in whole or in part) in an Underwritten Offering (a “Shelf Underwritten Offering”). Such notice shall specify the aggregate number of Registrable Securities requested to be registered in such Shelf Underwritten Offering. Upon receipt by ITC Investments of such notice, ITC Investments shall deliver a written notice (a “Takedown Notice”) to each Shareholder, who did not make such Takedown Request informing each such Shareholder of its right to include Registrable Securities in such Shelf Underwritten Offering. Within five Business Days after receipt of a Takedown Notice, each Shareholder who received such Takedown Notice shall have the right to request in writing that ITC Investments include all or a specific portion of the Registrable Securities held by such Shareholder in such Shelf Underwritten Offering and ITC Investments shall include such Registrable Securities in such Shelf Underwritten Offering. The underwriters of such Shelf Underwritten Offering shall be one or more underwriting firms of nationally recognized standing selected by the Requesting Shareholder and reasonably acceptable to ITC Investments. The right of each other Shareholder to include securities in such Required Registration shall be conditioned upon such Shareholder entering into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected pursuant hereto.

(e)                ITC Investments shall not be obligated to effect, or take any action to effect, any a Shelf Underwritten Offering:

(i)               in any particular jurisdiction in which ITC Investments would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless ITC Investments is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

(ii)              if the Registrable Securities requested to be registered pursuant to such request do not have an anticipated aggregate public offering price (before any underwriting discounts and commissions) of not less than $10,000,000;

(iii)             within three months of any other Required Registration or Shelf Underwritten Offering;

(iv)             within three months of a Piggyback Offering in which all Shareholders were given the right to include Registrable Securities and at least 90% of the Registrable Securities requested by such Shareholders to be included in such Piggyback Offering were included;

(v)              during the period starting with the date thirty days prior to ITC Investments’ good faith estimate of the date of filing of, and ending on the date ninety days immediately following a Piggyback Offering, provided, that during the thirty-day period prior to such filing ITC Investments is actively employing in good faith all reasonable efforts to consummate such Piggyback Offering; provided, further, that ITC Investments may only delay an offering pursuant to this clause (v) for a period of not more than ninety days if a filing of any other registration statement is not made within that period and ITC Investments may only exercise this right once in any twelve-month period; or

(vi)             for a period of up to 120 days if ITC Investments shall furnish to the Shareholders requesting such Shelf Underwritten Offering a certificate signed by the President of ITC Investments stating that in the good faith judgment of the ITC Investments Board such Required Registration would (A) require the disclosure of a material transaction or other matter and such disclosure would be materially disadvantageous to ITC Investments or (B) adversely affect a material financing, acquisition, disposition of assets or equity interests, merger or other comparable transaction; provided, that ITC Investments shall not exercise such right more than twice in any twelve month period.

Section 3.4 Registration Procedures. ITC Investments will use its reasonable best efforts to effect each Required Registration pursuant to Section 3.1, each Piggyback Offering pursuant to Section 3.2, any Shelf Registration and Shelf Underwritten Offering pursuant to Section 3.3, and to cooperate with the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as possible, and ITC Investments will as expeditiously as possible:

(a)                subject, in the case of an Piggyback Offering, to the proviso to Section 3.2(a), prepare and file with the SEC the registration statement and use its reasonable best efforts to cause the registration statement to become effective; provided, that, to the extent practicable, at least five Business Days prior to filing any registration statement or prospectus or any amendments or supplements thereto, ITC Investments will furnish to the holders of the Registrable Securities covered by such registration statement and their counsel, copies of all such documents proposed to be filed and any such holder shall have the opportunity to comment on any information pertaining solely to such holder and its plan of distribution that is contained therein and ITC Investments shall make the corrections reasonably requested by such holder with respect to such information prior to filing any such registration statement, prospectus, supplement or amendment.

(b)                subject, in the case of an Piggyback Offering, to the proviso to Section 3.2(a), prepare and file with the SEC such amendments and post-effective amendments to any registration statement and any prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until the earlier of the time such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or (i) in the case of a Required Registration pursuant to Section 3.1, the expiration of 120 days after such registration statement becomes effective or (ii) in the case of a Shelf Registration pursuant to Section 3.3, the Shelf Registration Effectiveness Period, and cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act;

(c)                furnish, upon request, to each holder of Registrable Securities to be included in such Registration and the underwriter or underwriters, if any, without charge, at least one signed copy of the registration statement and any post-effective amendment thereto, and such number of conformed copies thereof and such number of copies of the prospectus (including each preliminary prospectus and each prospectus filed under Rule 424 under the Securities Act), any amendments or supplements thereto and any documents incorporated by reference therein, as such holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities being sold by such holder (it being understood that ITC Investments consents to the use of the prospectus and any amendment or supplement thereto by each holder of Registrable Securities covered by such registration statement and the underwriter or underwriters, if any, in connection with the public offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto);

(d)                promptly notify each holder of the Registrable Securities to be included in such Registration and the underwriter or underwriters, if any:

(i)                of any stop order or other order suspending the effectiveness of any registration statement, issued or threatened (in writing or otherwise) by the SEC in connection therewith, and take all reasonable actions required to prevent the entry of such stop order or to remove it or obtain withdrawal of it at the earliest possible moment if entered;

(ii)              when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

(iii)             of any written request by the SEC for amendments or supplements to such registration statement or prospectus; and

(iv)            of the receipt by ITC Investments of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

(e)                if requested by the managing underwriter or underwriters or any holder of Registrable Securities to be included in such registration statement in connection with any sale pursuant to a registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information relating to such underwriting as the managing underwriter or underwriters or such holder reasonably requests to be included therein; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after being notified of the matters incorporated in such prospectus supplement or post-effective amendment;

(f)                 on or prior to the date on which a registration statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the holders of Registrable Securities to be included in such Registration, the underwriter or underwriters, if any, and their counsel, in connection with the registration or qualification of the Registrable Securities covered by such Registration for offer and sale under the securities or “blue sky” laws of each state and other jurisdiction of the United States as any such holder or underwriter reasonably requests in writing; use its reasonable best efforts to keep each such registration or qualification effective, including through new filings, or amendments or renewals, during the period such registration statement is required to be kept effective; and do any and all other acts or things necessary or advisable to enable the disposition of the Registrable Securities in all such jurisdictions reasonably requested to be covered by such Registration; provided, that ITC Investments shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(g)                in connection with any sale pursuant to a Registration, cooperate with the holders of Registrable Securities to be included in such Registration and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under such Registration, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such holders may request;

(h)                use its reasonable best efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities within the United States and having jurisdiction over ITC Investments or any Subsidiary as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such securities;

 (i)                 use its reasonable best efforts to obtain:

(i)                at the time of pricing of any Underwritten Offering (including an “at-the- market offering” or a “registered direct offering”) a “comfort letter” from ITC Investments’ independent certified public accountants covering such matters of the type customarily covered by “comfort letters” as the Majority Registrable Holders and the underwriters reasonably request; and

(ii)              at the time of any underwritten sale pursuant to the registration statement, a “bring-down comfort letter,” dated as of the date of such sale, from ITC Investments’ independent certified public accountants covering such matters of the type customarily covered by “bring-down comfort letters” as the Majority Registrable Holders and the underwriters reasonably request;

(j)                 use its reasonable best efforts to obtain, at the time of effectiveness of each Registration or, in the case of a Shelf Registration, at the time of pricing, and at the time of any sale pursuant to each Registration, an opinion or opinions addressed to the holders of the Registrable Securities to be included in such Registration and the underwriter or underwriters, if any, in customary form and scope from counsel for ITC Investments (who may be its internal counsel);

(k)                promptly notify each seller of Registrable Securities covered by such Registration, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration, as then in effect, includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and promptly prepare and file with the SEC and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers or prospective purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(l)                  otherwise comply with all applicable rules and regulations of the SEC, and make generally available to its security holders (as contemplated by Section 11(a) under the Securities Act) an earnings statement satisfying the provisions of Rule 158 under the Securities Act no later than ninety days after the end of the twelve month period beginning with the first month of ITC Investments’ first fiscal quarter commencing after the effective date of the registration statement, which statement shall cover said twelve month period;

(m)                provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by each Registration from and after a date not later than the effective date of such Registration;

(n)                use its reasonable best efforts to cause all Registrable Securities covered by each Registration to be listed subject to notice of issuance, prior to the date of first sale of such Registrable Securities pursuant to such Registration, on each securities exchange on which ITC Investments’ securities are then listed;

(o)                enter into such agreements (including underwriting agreements in customary form) and take such other actions as the Majority Registrable Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including customary holdback / lock-up provisions; and

(p)                cause its employees and personnel to use their reasonable best efforts to support the marketing of the Registrable Securities (including the participation in “road shows,” at the request of the underwriters or the Majority Registrable Holders) to the extent possible taking into account ITC Investments’ business needs and the requirements of the marketing process.

ITC Investments may require each holder of Registrable Securities that will be included in such Registration to furnish ITC Investments with such information in respect of such holder of its Registrable Securities that will be included in such Registration as ITC Investments may reasonably request in writing and as is required by Applicable Law.

Section 3.5 Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, ITC Investments shall give, upon reasonable notice and during normal business hours, the holders of such Registrable Securities to be registered, their underwriters, if any, and their respective counsel and accountants access to its books and records and an opportunity to discuss the business of ITC Investments with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders’ or such underwriters’ counsel to conduct a reasonable investigation within the meaning of Section 11(b)(3) of the Securities Act.

Section 3.6 Rights of Requesting Holders. Each holder of Registrable Securities to be included in a Registration which makes a written request therefor in Section 3.1 or Section 3.2, as the case may be, shall have the right to receive within thirty days of receipt by ITC Investments of such request copies of the information, notices and other documents described Section 3.4 and Section 3.5.

Section 3.7 Registration Expenses. ITC Investments will pay all Registration Expenses in connection with each Registration of Registrable Securities, including any such registration not effected by ITC Investments.

Section 3.8 Indemnification; Contribution. (a) ITC Investments agrees to indemnify and hold harmless each Shareholder holding Registrable Securities, the Affiliates, directors, officers, employees, shareholders, managers and agents of each such Shareholder and each Person who controls any such Shareholder within the meaning of either the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities and expenses to which they or any of them may become subject insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon any violation of the Securities Act, Exchange Act or state securities laws, or upon any untrue statement or alleged untrue statement of a material fact contained in a registration statement as originally filed or in any amendment thereof, or the Disclosure Package, or any preliminary, final or summary prospectus or Free Writing Prospectus included in any such registration statement, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Disclosure Package, or any preliminary, final or summary prospectus or Free Writing Prospectus included in any such registration statement, in light of the circumstances under which they were made) not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action (whether or not the indemnified party is a party to any proceeding); provided, that ITC Investments will not be liable in any case to the extent that any such loss, claim, damage, liability or expense arises (i) out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to ITC Investments by or on behalf of any such Shareholder specifically for inclusion therein including any notice and questionnaire, or (ii) out of sales of Registrable Securities made during a Suspension Period after notice is given pursuant to Section 3.3(c). This indemnity agreement will be in addition to any liability which ITC Investments may otherwise have.

(b)                Each Shareholder severally (and not jointly) agrees to indemnify and hold harmless ITC Investments and each of its Affiliates, directors, employees, shareholders, managers and agents and each Person who controls ITC Investments within the meaning of either the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages or liabilities to which they or any of them may become subject insofar as such losses, claims, damages or liabilities arise out of or are based upon any violation of the Securities Act, Exchange Act or state securities laws, upon any untrue statement or alleged untrue statement of a material fact contained in a registration statement as originally filed or in any amendment thereof, or in the Disclosure Package or any Shareholder Free Writing Prospectus, preliminary, final or summary prospectus included in any such registration statement, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Disclosure Package, or any preliminary, final or summary prospectus or Free Writing Prospectus included in any such registration statement, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that any such untrue statement or alleged untrue statement or omission or alleged omission is contained in any written information relating to such Shareholder furnished to ITC Investments by or on behalf of such Shareholder specifically for inclusion therein; provided, that the total amount to be indemnified by such Shareholder pursuant to this Section 3.8(b) shall be limited to the net proceeds (after deducting underwriters’ discounts and commissions and other reimbursable expenses) received by such Shareholder in the offering to which such registration statement or prospectus relates.

(c)                Promptly after receipt by an indemnified party under this Section 3.8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 3.8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent such action and such failure results in material prejudice to the indemnifying party and forfeiture by the indemnifying party of substantial rights and defenses; and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, except as provided in the next sentence, after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the indemnifying party’s rights in the prior sentence, the indemnified party shall have the right to employ its own counsel (and one local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest; (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party; (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action; or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. No indemnifying party shall, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general circumstances or allegations, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties. An indemnifying party shall not be liable under this Section 3.8 to any indemnified party regarding any settlement or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent is consented to by such indemnifying party. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement or compromise unless such settlement or compromise (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)                In the event that the indemnity provided in Section 3.8(a) or Section 3.8(b) above is unavailable to or insufficient to hold harmless an indemnified party for any reason, then each applicable indemnifying party agrees to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) to which such indemnifying party may be subject in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party on the one hand or the indemnified party on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant to this Section 3.8(d) were determined by pro rata allocation (even if the Shareholders holding Registrable Securities or any agents or underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 3.8(d). The amount paid to or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 3.8(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 3.8(d), no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 3.8, each Person who controls any Shareholder holding Registrable Securities, agent or underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of any such Shareholder, agent or underwriter shall have the same rights to contribution as such Shareholder, agent or underwriter, and each Person who controls ITC Investments within the meaning of either the Securities Act or the Exchange Act and each officer and director of ITC Investments shall have the same rights to contribution as ITC Investments, subject in each case to the applicable terms and conditions of this Section 3.8(d). Notwithstanding the foregoing, the total amount to be contributed by any Shareholder pursuant to this Section 3.8(d) shall be limited to the net proceeds (after deducting underwriters’ discounts and commissions and other reimbursable expenses) received by such Shareholder in the offering to which such registration statement or prospectus relates.

(e)                The provisions of this Section 3.8 will remain in full force and effect, regardless of any investigation made by or on behalf of any Shareholder holding Registrable Securities or ITC Investments or any of the officers, directors or controlling Persons referred to in this Section 3.8, and will survive the transfer of Registrable Securities.

(f)                 To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Section 3.8 to the fullest extent permitted by Applicable Law; provided, that: (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount (after deducting underwriters’ discounts and commissions and other reimbursable expenses) of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Shelf Registration.

Section 3.9 Holdback Agreements; Registration Rights to Others. In the event and to the extent requested by the managing underwriter of an Underwritten Offering, each Shareholder agrees that it will enter into a customary “lock-up agreement” with such managing underwriter pursuant to which it will agree not to sell, make any short sale of, grant any option for the purchase of, or otherwise dispose of any Equity Securities, other than those Registrable Securities included in such Registration pursuant to the terms hereof for the fourteen days prior to (x) the effectiveness of a registration statement (other than a Shelf Registration Statement) pursuant to which such Public Offering shall be made, or (y) the pricing of an Underwritten Offering and ending on the earlier to occur of (1) in case of the Initial Public Offering, the date that is one hundred and eighty (180) days after the effectiveness of the registration statement relating to such Initial Public Offering, or (2) in the case of any other Underwritten Offering, the date that is ninety days after the pricing of such Underwritten Offering (or such shorter period of time as is sufficient and appropriate, in the opinion of the managing underwriter, to complete the sale and distribution of the securities included in such Underwritten Offering) (the “Lock-Up Period”); provided, that the limitations contained in this Section 3.9 shall not apply to the extent a Shareholder is prohibited by Applicable Law from so withholding such Equity Securities from sale during such period; provided, further, that if any other holder of securities of ITC Investments is or becomes subject to a shorter Lock-Up Period or receives more advantageous terms relating to the Lock-Up Period under any lock-up agreement (including as a result of any discretionary waiver or termination of the restrictions of any or all of such agreements by ITC Investments or the underwriters), then the Lock-Up Period shall be such shorter period and also on such more advantageous terms.

Section 3.10 Availability of Information. Following ITC Investments’ initial Public Offering, ITC Investments shall comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act and will comply with all other public information reporting requirements of the SEC as from time to time in effect, and cooperate with holders of Registrable Securities, so as to permit disposition of the Registrable Securities pursuant to an exemption from the Securities Act for the sale of any Registrable Securities (including the current public information requirements of Rule 144(c) and Rule 144A under the Securities Act). ITC Investments shall also cooperate with each holder of any Registrable Securities in supplying such information as may be necessary for such holder to complete and file any information reporting forms presently or hereafter required by the SEC as a condition to the availability of an exemption from the Securities Act for the sale of any Registrable Securities.

Section 3.11 Other Registration Rights. ITC Investments represents and warrants that it is not a party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any Common Stock or Common Stock Equivalents. Except as provided in this Agreement, ITC Investments shall not grant other registration rights to any Persons without the prior written consent of the holders of a majority of the Registrable Securities, provided, further, that any demand registration rights granted subsequent to the Original Agreement Date shall also require the consent of the Investor.

ARTICLE IV

GOVERNANCE

Section 4.1 ITC Investments Board. (a) Composition and Size. The ITC Investments Board shall consist of the number of members set forth in the ITC Investments Bylaws from time-to-time, which the Shareholders agree shall be not more than eleven members or, where there are two RH Appointing Shareholders, thirteen members. If at any time after the six month anniversary of the Effective Date, the ITC Investments Board ceases to consist of a majority of Independent Directors, then the Shareholders shall elect to the ITC Investments Board the necessary number of Independent Directors to create such majority within three months of such event.

(b)                Shareholder Voting; RH Director Rights. Each Shareholder agrees to vote, or cause to be voted, all voting securities of ITC Investments over which such Person has the power to vote or direct the voting, and shall take all other necessary or reasonably required actions within such Person’s control (whether in such Person’s capacity as an equity holder, a director, a member of a board committee or an officer of ITC Investments or otherwise, and including attendance at meetings in person, via telephone or by Proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and ITC Investments shall take all necessary or reasonably required actions, in each case, reasonably within its control (including regular and special board and Shareholder meetings) in order to elect and maintain to the ITC Investments Board (i) one director designated by any RH Appointing Shareholder (an “RH Director”) and (ii) the remainder of such directors nominated in accordance with the ITC Investments Bylaws and the provisions of this Agreement. ITC Investments shall reimburse the RH Director for all reasonable travel and out-of-pocket expenses incurred in connection with attending any meetings of the ITC Investments Board or any committees. For the avoidance of doubt, if at any time, a Shareholder becomes an RH Appointing Shareholder pursuant to the conversion of Class B Common Stock into Class A Common Stock, such Shareholder will be entitled to designate an RH Director under this Section 4.1(b).

(c)                Removal of RH Director. Any RH Director may be removed from the ITC Investments Board in accordance with the ITC Investments Bylaws upon the request or approval of the designating RH Appointing Shareholder. In such case, each Shareholder agrees to vote all of its voting securities of ITC Investments over which such Person has the power to vote or direct the voting and do all things necessary under Applicable Law to remove such director (and thereafter Section 4.1(b) shall apply to the replacement thereof). Upon any RH Appointing Shareholder ceasing to own the Requisite Director Appointing Holding, the director designated by such Shareholder shall resign from (and may be removed from) the ITC Investments Board.

(d)                Removal for Cause. Any director of the ITC Investments Board may be removed from the ITC Investments Board in accordance with the ITC Investments Bylaws for Cause. In such case, each Shareholder agrees to vote all of its voting securities of ITC Investments over which such Person has the power to vote or direct the voting and do all things necessary under Applicable Law to remove such director.

(e)                Observer Rights. An RH Appointing Shareholder may appoint one non-voting observer, to attend all meetings (including telephonic meetings) of the ITC Investments Board and its committees. Provided that ITC or its Subsidiaries are not the beneficiary of an independence adder, an RH Shareholder who is not an RH Appointing Shareholder may appoint one non-voting observer, to attend all meetings (including telephonic meetings) of the ITC Investments Board and its committees and, provided, however, such observer shall not be a board member of any other Market Participant and such observer shall be subject to the mutual agreement of FortisUS and ITC, whose approval shall not be unreasonably withheld. An RH Appointing Shareholder’s rights under this Section 4.1(e) shall be independent of and in addition to its right to designate any RH Director. In addition, ITC Investments shall provide each observer appointed under this Section 4.1(e) and, in the case of clauses (x) and (y) of this sentence, each RH Shareholder, with (x) notice of all meetings of the ITC Investments Board and its committees, (y) all information delivered to the members of the ITC Investments Board and its committees in connection with such meetings, except for non-public transmission function information subject to the Federal Energy Regulatory Commission’s standards of conduct for transmission providers codified at 18 C.F.R. Part 358 and the orders issued by the Federal Energy Regulatory Commission pursuant thereto (“Standards of Conduct”), at the same time such notice and information is delivered to the members of the ITC Investments Board and its committees and (z) reimbursement for all reasonable travel and out-of-pocket expenses in connection with attending such meetings. Notwithstanding the foregoing, ITC Investments shall be entitled to (a) excuse any observer from any portion of a ITC Investments Board meeting or a meeting of the committees to the extent such observer’s participation in such meeting is reasonably likely to adversely affect the attorney/client privilege of ITC Investments and its legal advisors or result in the disclosure to the observer or an RH Shareholder of non-public transmission function information subject to the Standards of Conduct; and (b) withhold information from any observer or RH Shareholder delivered to the ITC Investments Board or any of the committees prior to a meeting of the ITC Investments Board or, as the case may be, such committee, in each case if ITC Investments believes there is a reasonable likelihood that the receipt of such information by the observer or an RH Shareholder may adversely affect the attorney/client privilege of ITC Investments and its legal advisors.

Section 4.2 Committees of the ITC Investments Board. The Shareholders agree to cause the establishment of at least the following committees of the ITC Investments Board: (a) an audit and risk committee; and (b) a governance and human resources committee. The RH Director shall be entitled to be a member of all committees of the ITC Investments Board; provided, that any RH Appointing Shareholder may elect, in its discretion, to appoint a non-voting observer in lieu of an RH Director to attend all meetings (including telephonic meetings) of committees of the ITC Investments Board. Any member of a committee may be removed from a committee in accordance with the ITC Investments Bylaws for Cause. In such case, each Shareholder agrees to vote all of its voting securities of ITC Investments over which such Person has the power to vote or direct the voting and do all things necessary under Applicable Law to remove such director (and if applicable Section 4.1(b) shall apply to the replacement thereof). Upon any RH Appointing Shareholder ceasing to own the Requisite Director Appointing Holding, the director designated by such Shareholder shall resign from (and may be removed from) all committees of the ITC Investments Board.

Section 4.3 Majority Shareholder Matters. Subject to Section 4.4 and Section 4.5, the following acts, expenditures, decisions and obligations made or incurred by ITC Investments or any Subsidiary of ITC Investments shall be reserved to the Shareholders and shall require the affirmative vote, in person (including by electronic means) or by proxy, of holders of record of a majority of the outstanding Common Stock in accordance with the ITC Investments Bylaws:

(a)	any issuance of Common Stock;

(b)	any Sale of the Business;

(c)	the non-discriminatory allocation of Allocated Overhead to ITC Investments by FortisUS (and to ITC by ITC Investments) in accordance with FortisUS’ generally applicable policies;

(d)	adopting any resolution in furtherance of the foregoing; and

(e)	agreeing, committing or delegating authority to take any of the foregoing actions.

Section 4.4 RH Reserved Matters. The following acts, expenditures, decisions and obligations (the “RH Reserved Matters”) shall be reserved to the Shareholders and shall require the prior affirmative vote, in person (including by electronic means) or by proxy, of (A) holders of record of a majority of the outstanding Common Stock in accordance with the ITC Investments Bylaws and (B) (i), with respect to each of the RH Reserved Matters other than those set forth in clauses (a), (n), (r) and (t), for so long as there is an RH Shareholder, the RH Shareholders and (ii) with respect to clauses (a), (n), (r) and (t), for so long as there is an RH Appointing Shareholder, the RH Appointing Shareholders, and no Shareholder shall vote in favor of any RH Reserved Matter unless, with respect to the RH Reserved Matters referenced in clauses (B)(i), approved by the RH Shareholders and with respect to the RH Reserved Matters referenced in clauses (B)(ii), approved by the RH Appointing Shareholders (it being understood that an affirmative approval by the RH Director designated by an RH Appointing Shareholder at a meeting or by written consent shall constitute the approval of such RH Appointing Shareholder for the purposes of this Section 4.4; however, if such RH Director abstains, recuses himself or herself, or otherwise requests the RH Reserved Matter be submitted to the relevant RH Appointing Shareholder, prior written consent of such RH Appointing Shareholder shall be obtained):

(a)	any change to the number of persons serving on the ITC Investments Board or the ITC Board or any amendment to Section 4.1(a) hereof;

(b)	any change to the nature of ITC’s business that would (i) cause ITC to no longer derive at least 85% of its revenues from Qualifying Core Assets or (ii) would be reasonably likely to result in payments made by ITC to Fortis or any of its Affiliates under shared services or similar arrangements representing more than 2% of ITC’s total operating expenses;

(c)	any merger, consolidation, or other reorganization, recapitalization or business combination in which the consideration offered in respect of the Equity Securities or other securities of ITC Investments of any class held by an RH Shareholder differs in kind or amount from the consideration offered in respect of such securities of such class held by any other holders of such class, or the terms under which the consideration is offered in respect of such securities of any class held by an RH Shareholder differs from the terms under which the consideration is offered in respect of such securities of such class held by any other holders of such class; provided, however, that, for the purpose of this clause (c), Class A Common Stock and Class B Common Stock shall be treated as the same class of securities;

(d)	any merger, consolidation, or other reorganization, recapitalization or business combination in which the acceptance of any of the consideration offered in respect of the Equity Securities or other securities of ITC Investments of any class held by an RH Shareholder would result in such RH Shareholder, or any direct or indirect owner of such RH Shareholder, (A) incurring any income that is effectively connected with the conduct of a U.S. trade or business within the meaning of the Code (including Section 897 thereof), (B) having a permanent establishment in the United States, or (C) engaging in any “commercial activity” as defined in Section 892(a)(2)(i) of the Code;

(e)	taking any action that would reasonably be expected to result (or that, if any RH Shareholder exercises its rights under Section 2.6, would reasonably be expected to result) in such RH Shareholder, or any direct or indirect owner of such RH Shareholder, incurring any income that is effectively connected with the conduct of a U.S. trade or business within the meaning of the Code (including Section 897 thereof);

(f)	any conversion of ITC Investments into an entity that is treated as other than a C corporation for U.S. federal income tax purposes or taking any other action that would (i) cause any entity in which an RH Shareholder holds an interest not to be a C corporation for U.S. federal income tax purposes or (ii) cause an RH Shareholder to hold directly any asset or assets that would result in such RH Shareholder, or any direct or indirect owner of such RH Shareholder, (A) having a permanent establishment in the United States, or (B) engaging in any “commercial activity” as defined in Section 892(a)(2)(i) of the Code;

(g)	any sale or disposition of any material assets of ITC Investments or ITC or any assets or shares of a Subsidiary of ITC Investments or ITC, by conveyance, transfer, lease or otherwise, for a sale price in excess of $100 million (Escalated) other than with respect to assets that are non-Qualifying Core Assets the development of which was subject to approval by an RH Shareholder at the time of the final investment decision with respect thereto in accordance with this Agreement and such approval was not provided at such time;

(h)	the incurrence of Indebtedness for Borrowed Money by (i) ITC Investments (other than Pro Rata Shareholder Debt Issuance) or (ii) ITC or its Subsidiaries, if, with respect to clause (ii) only, after giving pro forma effect to such incurrence and the application of the proceeds therefrom, the long-term unsecured indebtedness of ITC and its Subsidiaries would reasonably be expected to be rated poorer than BBB- by Standard & Poor’s Ratings Services or Baa3 by Moody’s Investors Service, Inc.;

(i)	taking any action that, after giving pro forma effect thereto, would reasonably be expected to result in a FFO/Net Debt Ratio of greater than 12.0%, unless taking such action is reasonably necessary to comply with the terms, conditions, covenants or obligations of any Indebtedness for Borrowed Money of ITC;

(j)	the incurrence by ITC Investments or its Subsidiaries of capital expenditures in respect of the development of Core Assets that are not Qualifying Core Assets;

(k)	the acquisition by ITC Investments or its Subsidiaries from any other Person of Core Assets that are not Qualifying Core Assets;

(l)	the entering into of any joint venture, partnership or similar agreement or the acquisition from or subscription in any other Person of the equity interests in a Person; unless, at least 85% of the revenues of such Person are (or in the case of a joint venture or partnership, are reasonably expected to be) derived from Qualifying Core Assets;

(m)	the disposition by ITC Investments or its Subsidiaries of Qualifying Core Assets with a book value in excess of $50 million (Escalated), unless required by Applicable Law;

(n)	the initial direct or indirect acquisition by ITC Investments or its Subsidiaries of Core Assets in any Regional Transmission Organization that is not an ITC RTO;

(o)	any amendment to the ITC Investments Bylaws or the ITC Bylaws that would make the provisions thereof inconsistent with the requirements hereof or that are disproportionately adverse to the RH Shareholders as compared to the other Shareholders;

(p)	taking any action that would cause ITC Investments to no longer be a member of the “affiliated group” (as defined in Section 1504(a) of the Code) of which FortisUS is the common parent and that files U.S. federal income tax returns on a consolidated basis;

(q)	adopting any resolution in furtherance of the foregoing (except with respect matters set forth in clauses (a) and (n));

(r)	adopting any resolution in furtherance of any matters set forth in clauses (a) or (n);

(s)	agreeing, committing or delegating authority to take any of the foregoing actions (except with respect to any matters set forth in clauses (a) and (n)); and

(t)	agreeing, committing or delegating authority to take any of the foregoing actions in clauses (a) or (n).

Section 4.5 Supermajority Shareholder Matters. The following acts, expenditures, decisions and obligations (the “Supermajority Shareholder Matters”) shall require the prior approval of holders of record of at least 95% of the outstanding Common Stock, other than clauses (b) and (d), which shall require the prior approval of holders of record of at least 95% of the outstanding Class A Common Stock:

(a)	the issuance by ITC of any equity securities to any Person other than ITC Investments;

(b)	the incurrence by ITC Investments of Preferred Equity or any instrument Preferred Equity;

(c)	the repurchase or redemption of Common Stock, or the repayment of Shareholder Notes unless in each case, offered pro rata among all Shareholders;

(d)	the repurchase or redemption of Preferred Equity;

(e)	any amendment to the articles of incorporation of ITC Investments or ITC that would have a material and adverse effect on the rights, obligations or interests of the Shareholders (other than FortisUS), as Shareholders, unless required to comply with Applicable Law;

(f)	any amendment to the ITC Investments Bylaws or the ITC Bylaws that would make the provisions thereof inconsistent with the requirements hereof or that are disproportionately adverse to the Shareholders (other than FortisUS);

(g)	commencement by ITC Investments or ITC of a voluntary case under, or consent to the entry of a decree or order for relief in an involuntary case under, any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other similar law now or hereafter in effect;

(h)	any winding up, dissolution or liquidation with respect to ITC Investments or ITC;

(i)	the making by ITC Investments or ITC of a general assignment for the benefit of creditors;

(j)	amendments hereto, to the extent provided in Section 7.14;

(k)	adopting any resolution in furtherance of the foregoing; and

(l)            agreeing, committing or delegating authority to take any of the foregoing actions.

Section 4.6     Independent Director Matters. Subject to Section 4.3, Section 4.4 and Section 4.5, the following acts, expenditures, decisions and obligations shall be reserved to the Independent Directors of the ITC Investments Board (“Independent Director Matters”) and approval shall require the unanimous approval of the Independent Directors present and voting at a properly convened meeting of the ITC Investments Board:

(a)	any amendments to the articles of incorporation of ITC Investments or the ITC Investments Bylaws (including increasing the authorized share capital of ITC Investments or sub-dividing or cancelling any Equity Securities) or the articles of incorporation of ITC or the ITC Bylaws, unless such amendment(s) are approved in accordance with Section 4.4(o), Section 4.5(e) or Section 4.5(f), as applicable;

(b)	any change to the dividend policy of ITC Investments or ITC (such policy as at the date hereof is set forth in Exhibit B); provided that no change to the dividend policy of ITC Investments or ITC that is inconsistent with Section 5.2 shall be effected;

(c)	settlement of any litigation, arbitration or other proceeding, in each case, that involves a guilty plea or any other acknowledgment of criminal wrongdoing that would have a material adverse effect on ITC Investments and its Subsidiaries, taken as a whole;

(d)	adopting any resolution in furtherance of the foregoing; and

(e)	agreeing or committing to take any of the foregoing actions.

Section 4.7 Related Party Transactions. Each Shareholder shall cause any member of the ITC Investments Board that is a director, officer, or employee of such Shareholder to be recused from voting with respect to any material Related Party Transaction (other than the non-discriminatory allocation of Allocated Overhead to the ITC Investments by FortisUS in accordance with FortisUS’ generally applicable policies) and a majority of the remaining directors present and voting at a properly convened meeting of the ITC Investments Board shall be required to approve such Related Party Transaction. Without limiting the foregoing, other than in respect of an Excepted Transaction, (i) any material Related Party Transaction with FortisUS or any of its Affiliates and (ii) any agreement, transaction or arrangement by any member of the ITC Group that would result in a material benefit to any member of the Fortis Group (other than through such member’s direct or indirect shareholdings in ITC Investments) that is not shared generally and pro rata by all shareholders of ITC Investments, including any agreement, transaction or arrangement pursuant to which a member of the ITC Group agrees to be a borrower or guarantor in respect of any debt or other securities issued by any member of the Fortis Group or to provide any pledge, mortgage or other security interest in its assets to secure any obligations of any member of the Fortis Group, shall also be subject to the prior written approval of the RH Shareholders (or if all RH Shareholders are also RH Appointing Shareholders, the affirmative vote of the RH Directors at a meeting of the ITC Investments Board or by written consent; provided, that if the RH Director abstains, recuses himself or herself, or otherwise requests the applicable transaction be submitted to the RH Shareholders, prior written consent of the RH Shareholders shall be obtained).

Section 4.8 Consultation Regarding Senior Officers. The ITC Investments Board shall consult reasonably with the RH Appointing Shareholders (including through the RH Directors at a duly convened meeting of the ITC Investments Board) prior to the removal of any senior officer of ITC Investments and with respect to the appointment of any replacement senior officer of ITC Investments.

Section 4.9 Maintenance of Governance Rights. If ITC Investments at any time issues any Common Stock Equivalents then, unless such issuance constitutes an Excepted Issuance, the Requisite Holding or the Requisite Director Appointing Holding that shall apply with respect to determining whether any Shareholder is an RH Shareholder or an RH Appointing Shareholder shall be (x) the Requisite Holding, or the Requisite Director Appointing Holding (for the purposes of determining whether such Shareholder is an RH Shareholder), that applied to such Shareholder immediately prior to the issuance of the corresponding Common Stock Equivalents multiplied by (y) the percentage yielded by dividing (A) the sum of (1) the aggregate Common Stock Equivalents outstanding immediately prior to such issuance and (2) the Shareholder Participation Factor by (B) the aggregate Common Stock Equivalents outstanding immediately after such issuance; provided, that in no event shall the Requisite Holding or the Requisite Director Appointing Holding applicable to any Shareholder be less than 5%; and provided further that no adjustment pursuant to this Section 4.9 shall increase the Requisite Holding or the Requisite Director Appointing Holding applicable to any Shareholder. “Shareholder Participation Factor” with respect to any such issuance of Common Stock Equivalents means the number of Common Stock Equivalents acquired in such issuance by the relevant Shareholder divided by such Shareholder’s “proportional share” as such term is defined in Section 2.6.

Section 4.10 ITC Board. ITC Investments agrees to vote, or cause to be voted, all voting securities of ITC over which ITC Investments has the power to vote or direct the voting, and shall take all other necessary or reasonably required actions within ITC Investments’ control in order to cause, at all times, (i) the ITC Board to consist of the same number of directors as the ITC Investments Board, (ii) the ITC Board to have established the same committees as the ITC Investments Board, (iii) the directors and observers appointed to the ITC Investments Board and any committee thereof (including any RH Director and/or RH Shareholder-appointed non-voting observer) to be appointed to the ITC Board and the applicable committee thereof, (iv) to cause the acts, expenditures, decisions and obligations described in Section 4.3, Section 4.4, Section 4.5 and Section 4.6 to be reserved to the Shareholders or the Independent Directors, as applicable, in accordance with such provision, (v) cause any member of the ITC Board that is a director, officer, or employee of a Shareholder to be recused from voting with respect to any material Related Party Transaction and any agreement, transaction or arrangement described in Section 4.7(ii) (other than the non- discriminatory allocation of Allocated Overhead to ITC Investments by FortisUS in accordance with FortisUS’ generally applicable policies) and require that a majority of the remaining directors present and voting at a properly convened meeting of the ITC Board shall be required to approve such Related Party Transaction and (vi) cause the ITC Bylaws to be substantially the same as the ITC Investments Bylaws. Without limiting the foregoing, each of the provisions of this Article IV shall apply mutatis mutandis to the governance of ITC.

ARTICLE V

OTHER COVENANTS OF INVESTMENTS

Section 5.1 Access; Reporting. (a) ITC Investments shall maintain at the principal place of business of ITC Investments or at such other place as the ITC Investments Board shall determine, all books and records of ITC Investments and its Subsidiaries as are required to be maintained pursuant to Applicable Law. All such books and records shall be available for review by each Shareholder in person or by its duly authorized representatives at such place during regular business hours within a reasonable time after receipt of a reasonable demand for a purpose reasonably related to the Shareholder’s interest as a Shareholder. All such books and records shall also be available for review by representatives or agents of any Governmental Entity or self-regulatory organization having supervisory authority over any Shareholder. Any expense for any review (including any copying of such books and records) shall be borne by the Shareholder causing such review to be conducted. Any demand under this Section 5.1(a) shall be in writing and shall state the purpose of such demand.

(b)                ITC Investments shall, at any time, deliver to each Shareholder holding at such time 5% or more of the Common Stock Equivalents:

(i)                 within thirty days after the end of each fiscal month of ITC Investments other than the last such month of any fiscal quarter of ITC Investments, consolidated statements of earnings, Shareholders’ equity and cash flows of ITC Investments for such fiscal month and consolidated balance sheets of ITC Investments as of the end of such fiscal month, certified by the chief financial officer or controller of ITC Investments;

(ii)               within 45 days after the end of each of the first three quarterly accounting periods in each fiscal year, consolidated statements of earnings, Shareholders’ equity and cash flows of ITC Investments for such fiscal quarter and consolidated balance sheets of ITC Investments as of the end of such fiscal quarter, certified by the chief financial officer or controller of ITC Investments;

(iii)             within 120 days after the end of each fiscal year, audited consolidated statements of earnings, Shareholders’ equity and cash flows of ITC Investments for such fiscal year and consolidated balance sheets of ITC Investments as of the end of such fiscal year, accompanied by the opinion of a nationally recognized independent accounting firm selected by ITC Investments;

(iv)              within sixty days after the commencement of each fiscal year of ITC Investments, a consolidated annual budget of ITC Investments and its Subsidiaries for such fiscal year (such annual budget to include, budgeted statements of earnings and sources and uses of cash and balance sheets) accompanied by a certificate of the chief financial officer or controller of ITC Investments to the effect that, to the best of his or her knowledge, such budget is a reasonable estimate for the period covered thereby;

(v)                promptly, such other information as is reasonably requested by such Shareholder.

The covenants set forth in this Section 5.1(b) shall terminate and be of no further force or effect upon the date on which ITC Investments first becomes subject to periodic reporting requirements of Sections 13 or 15(d) of the Exchange Act.

Section 5.2 Dividend Policy. Subject to Section 4.4(i), ITC Investments and ITC shall maintain in effect a dividend policy that is approved by the ITC Investments Board and ITC Board (respectively) in accordance with the ITC Investments Bylaws and the ITC Bylaws (respectively it being understood and agreed that it is the intent of the parties that such dividend policy reflect the intent of maintaining ITC’s investment grade status and promoting an efficient capital structure of ITC Investments and ITC. As of the date hereof, the dividend policy of ITC Investments and ITC is as set forth on Exhibit B.

Section 5.3 Director and Officer Insurance. ITC Investments shall maintain customary directors’ and officers’ indemnification insurance coverage for each of its directors and officers and the directors and officers of ITC, including any RH Director (or any substitute or replacement thereof) serving on the ITC Investments Board, the ITC Board or the board of directors of any of ITC Investments’ other Subsidiaries. Any RH Director or nominee by an RH Appointing Shareholder to the ITC Investments Board, the ITC Board or the board of directors of any of ITC Investments’ other Subsidiaries shall also be indemnified to the same extent as all other directors serving on such boards and shall be entitled to an indemnification agreement from ITC Investments in a form customary for directors appointed by financial investors.

Section 5.4 Voting Agreements. Other than this Agreement, no Shareholder nor ITC Investments shall enter into any agreement restricting the discretion of it or any director appointed by it to vote in respect of any matter. This Section 5.4 shall not apply to agreements among the equity holders of any Shareholder.

Section 5.5 Investor Tax Status. The Investor represents, and ITC Investments acknowledges the Investor’s representation, that the Investor is exempt from U.S. tax on certain dividends, interest and gain from the sale of stock and securities under Section 892 of the Code and the Treasury Regulations thereunder. Provided that the Investor remains eligible for such benefits under Section 892 of the Code and the Treasury Regulations thereunder and provides an effective and properly executed Internal Revenue Service Form W-8EXP claiming exemption from U.S. income tax under Section 892 of the Code, ITC Investments shall not withhold U.S. tax on the enumerated items of exempt income (or other items otherwise exempt under Section 892 of the Code) unless (i) such withholding is otherwise required by applicable tax law, regulations or relevant provisions of an income tax treaty or (ii) such withholding is otherwise required by a change in circumstances if as a result of such change (A) a Form W-8EXP previously delivered by the Investor to ITC Investments becomes inaccurate, untrue or otherwise invalid or (B) the Investor is no longer in a position to provide a properly executed IRS Form W-8EXP or is otherwise unable to claim an exemption from U.S. income tax under Section 892 of the Code.

Section 5.6 Regulatory Approvals; Cooperation. Subject to the terms and conditions of this Agreement and Applicable Law, upon receipt of a notice from a Shareholder of its intent to convert any Class B Common Stock owned by such Shareholder (which notice may be provided by a Shareholder up to 360 days before such Shareholder is reasonably expected to be able to exercise its right to convert such Class B Common Stock) each of ITC, ITC Investments and FortisUS shall make filings that are required and promptly provide and cause its Affiliates to provide such cooperation, assistance, information, and documentation as is reasonably necessary, proper or advisable to obtain all clearances, waivers, qualifications, consents, approvals or other authorizations of Governmental Entities that are required to effect such Optional Conversion, and all such items shall not be conditioned with any requirements that are material and adverse to ITC Investments and its Subsidiaries as a whole (“Required Conversion Approvals”). Each of ITC, ITC Investments and FortisUS agrees that for so long as the Class B Common Stock remains outstanding, it shall not, and shall not permit its Controlled Affiliates to, take any action that prohibits or delays, or could reasonably be expected to prohibit or delay, an Optional Conversion of a Shareholder’s Class B Common Stock or the receipt of the Required Conversion Approvals in connection therewith.

ARTICLE VI

SHAREHOLDER REPRESENTATIONS AND WARRANTIES; NOTICES

Section 6.1 Representations and Warranties. Each Shareholder and each Person who becomes a Shareholder after the Original Agreement Date with respect to itself hereby represents and warrants to and acknowledges with ITC Investments and each other Shareholder that, as of the time such Shareholder becomes a party to this Agreement (whether by executing a separate joinder or otherwise):

(a)                such Shareholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in ITC Investments and making an informed investment decision with respect thereto;

(b)                such Shareholder is able to bear the economic and financial risk of an investment in ITC Investments for an indefinite period of time;

(c)                such Shareholder is acquiring or has acquired Equity Securities for its own account and not as nominee or agent for any other Person and for investment only and not with a view to, or for offer or sale in connection with, any distribution thereof or with any present intention of offering or selling or otherwise disposing of such Equity Securities, all without prejudice, however, to the right of such Shareholder at any time to sell or dispose of all or any part of the Equity Securities held by such Shareholder pursuant to a lawful Transfer in accordance with this Agreement;

(d)                such Shareholder has not granted and is not party to any contract or agreement, including any proxy, voting trust or other agreement or arrangement, which is inconsistent with, conflicts with or violates any provision of this Agreement or pursuant to which any of the Equity Securities or any interest therein held by such party on the Original Agreement Date is to be Transferred;

(e)                such Shareholder understands that (i) the Equity Securities have not been registered under the Securities Act or the securities or “blue sky” laws of any jurisdiction, (ii) such Shareholder agrees that its Equity Securities cannot be transferred unless they are subsequently registered and/or qualified under the Securities Act or other applicable securities and “blue sky” laws, or are exempt from such qualification or registration, and the provisions of this Agreement have been complied with, (iii) there is no assurance that any exemption from registration under the Securities Act and any applicable state or “blue sky” laws or regulations will be available, or if available, that such exemption will allow such Shareholder to dispose of or otherwise transfer any or all of its Equity Securities in the amounts or at the times such Shareholder may propose, (iv) except as otherwise set forth herein, ITC Investments has no obligation or present intention of registering the Equity Securities, and (v) ITC Investments is relying upon the representations, warranties and agreements made by such Shareholder in this Agreement;

(f)                 such Shareholder (i) has been provided with access to all information concerning the Equity Securities, ITC Investments and its Subsidiaries, as he, she or it has requested and has had an opportunity to ask questions of management of ITC Investments and to obtain such additional information concerning the Equity Securities, ITC Investments and its Subsidiaries as such Shareholder deems necessary in connection with his, her or its acquisition of Equity Securities, (ii) understands that information with respect to existing business and historical operating results of ITC Investments and its Subsidiaries and estimates and projections as to future operations involve significant subjective judgment and analysis, which may or may not be correct, (iii) has not relied on any Person in connection with its investigation of the accuracy or sufficiency of such information or its investment decision, (iv) fully understands the nature, scope and duration of the limitations applicable to its Equity Securities, and (v) acknowledges that on the Original Agreement Date ITC Investments cannot, and does not, make any representation or warranty as to the accuracy of the information concerning the past or future results of any of its Subsidiaries;

(g)                if a natural person, (i) neither ITC Investments nor any Person acting on behalf of ITC Investments has offered to sell or sold the Equity Securities to such person by means of any form of general solicitation or advertising, (ii) such person has not received, paid or been given, directly or indirectly, any commission or remuneration for or on account of any sale, or the solicitation of any sale of the Equity Securities, (iii) the address set forth below such person’s name on the relevant Schedule is the address of such person’s residence and domicile (not a temporary or transient residence) and (iv) no right of employment of any such person is implied either by ownership of any Equity Securities or by any provision of this Agreement;

(h)              if not a natural person, such Shareholder was not formed solely for the purpose of owning Equity Securities in ITC Investments;

(i)                 if a natural person, such Shareholder has the legal capacity to execute and deliver this Agreement (or the separate joinder, if applicable) and to consummate the transactions contemplated hereby (and thereby, if applicable) and, with or without the giving of notice or lapse of time, or both, neither shall require such Shareholder to obtain any consent or approval that has not been obtained or shall contravene or shall result in a breach or default which is material under any provision of any law, rule, regulation, order, judgment or decree applicable to such Shareholder or any agreement or instrument to which such Shareholder is party or by which such Shareholder or any of such Shareholder’s assets or properties is bound;

(j)                 if not a natural person, the execution, delivery and performance of this Agreement (or the separate joinder executed by such Shareholder, if applicable) and the consummation of the transactions contemplated hereby (and thereby, if applicable) have been duly authorized by such Shareholder and, with or without the giving of notice or lapse of time, or both, do not require such Shareholder to obtain any consent or approval that has not been obtained and do not contravene or result in a breach or default which is material under any provision of any law, rule, regulation, order, judgment or decree applicable to such Shareholder, its certificate of incorporation, by-laws or other governing documents (if an entity) or any agreement or instrument to which such Shareholder is party or by which such Shareholder or any of such Shareholder’s assets or properties is bound; and

(k)                this Agreement (or the separate joinder executed by such Shareholder, if applicable) has been executed and delivered by such Shareholder and is valid, binding and enforceable against such Shareholder in accordance with its terms except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding brought in equity or at law).

Section 6.2 Shareholder Notices. Each Shareholder shall notify each of ITC Investments, FortisUS and the Investor if, to the best of its knowledge, it or its Affiliates at any time becomes a Market Participant in any Regional Transmission Organization.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior arrangements or understandings (whether written or oral) with respect thereto.

Section 7.2 Captions. The Article and Section captions used herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 7.3 Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Section 7.4 Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be delivered by email with copies by overnight courier service to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been duly given upon being sent by email between 7:30 am and 4:30 pm (New York City time on any Business Day and when sent outside of such hours, at 7:30 am (New York City time) on the next Business Day):

If to ITC Investments,

to: c/o Fortis Inc.

Fortis Place

5 Springdale Street, Suite 1100

P.O. Box 8837

St. John’s, Newfoundland A1B3T2 Canada

Attention: Regan O’Dea

Facsimile: [Redacted]

E-Mail: [Redacted]

with a copy (which shall not constitute notice) to its counsel:

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention: John Reiss

Telephone: [Redacted]

Facsimile: [Redacted]

Email: [Redacted]

If to FortisUS, to:

c/o Fortis Inc.

Fortis Place

5 Springdale Street, Suite 1100

P.O. Box 8837

St. John’s, Newfoundland A1B3T2

Canada

Attention: Regan O’Dea

Facsimile: [Redacted]

E-Mail: [Redacted]

with a copy (which shall not constitute notice) to its counsel:

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention: John Reiss

Telephone: [Redacted]

Facsimile: [Redacted]
Email: [Redacted]

If to Investor, to:

Eiffel Investment Pte Ltd

c/o GIC Pte Ltd

168 Robinson Road #37-01

Capital Tower

Singapore 068912

Attention: Goh Siang

Telephone: [Redacted]

Email: [Redacted]

with a copy (which shall not constitute notice) to its counsel:

Sidley Austin LLP 787 Seventh

Avenue New York, NY 10019

Attention: Asi Kirmayer

Telephone: [Redacted]
Email: [Redacted]

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

Section 7.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of ITC Investments, the Shareholders and their respective successors, assigns and Permitted Transferees. Any or all of the rights of a Shareholder under this Agreement may be assigned or otherwise conveyed by any Shareholder only in connection with a Transfer of Equity Securities made in compliance with this Agreement.

Section 7.6 Governing Law. The corporate law of the State of Michigan shall govern all issues and questions concerning the relative rights of ITC Investments and all its Shareholders. All other issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement (and the exhibits and schedules hereto), and all matters relating hereto, shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 7.7 Disputes. (a) All disputes arising out of, relating to or in connection with this Agreement (including the validity of the agreement of the parties to arbitrate, the arbitrability of the issues submitted to arbitration hereunder, the existence and validity of this Agreement, and any conflict of laws issues arising in connection with this Agreement or this agreement to arbitrate) shall be exclusively, finally, and conclusively settled by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC”) then in effect (the “Rules”).

(b)                Any party may, either individually or together with any other party, initiate arbitration proceedings pursuant to this clause against one or more other parties by sending a request for arbitration (the “Request for Arbitration”) to the ICC, with a copy to all other parties to this Agreement (whether or not such parties are named as respondents in the Request for Arbitration).

(c)                Any party to an arbitration proceeding hereunder may join any other party to proceedings by submitting a request for joinder against that party (a “Request for Joinder”); provided, that such Request for Joinder is sent to the ICC with a copy to all other parties to this Agreement (whether or not such parties are named as respondents in the Request for Joinder) within thirty days from the receipt by the ICC of the Request for Arbitration, Request for Intervention, or other Request for Joinder. The provisions of the Rules governing the form and content of Requests for Joinder shall apply.

(d)                Any party to this Agreement may intervene in and become a party to any arbitration proceedings hereunder by submitting a request for arbitration against any party to such arbitration proceedings (a “Request for Intervention”); provided, that such Request for Intervention is sent to the ICC with a copy to all other parties to this Agreement (whether or not such parties are named as respondents in the Request for Intervention) within thirty days from the receipt by the ICC of the Request for Arbitration, Request for Joinder, or other Request for Intervention. The provisions of the Rules governing the form and content of Requests for Joinder shall apply mutatis mutandis to the form and content of Requests for Intervention.

(e)                Any party so joined or intervening shall be bound by any award rendered by the arbitral tribunal even if such party chooses not to participate in the arbitration proceedings.

(f)                There shall be three arbitrators appointed as follows:

(i)                 if the Request for Arbitration names only one claimant and one respondent, and no party has exercised its right of joinder or intervention in accordance with the above, the claimant and the respondent shall each nominate one arbitrator within fifteen days after the expiry of the period during which parties can exercise their right to joinder or intervention. The third arbitrator, who shall act as president, shall be nominated by agreement of the parties within thirty days of the appointment of the second arbitrator.

If any arbitrator is not nominated within these time periods, the ICC shall make the appointment;

(ii)               if at least one party exercises its right of joinder or intervention in accordance with the above and the parties to the arbitration are unable to agree to a method for the constitution of the arbitral tribunal within fifteen days of that party exercising its right of joinder or intervention, then the ICC shall appoint all three arbitrators and designate one of them to act as president; and

(iii)             if more than two parties are named as either claimants or respondents in the Request for Arbitration, or at least one party exercises its right of joinder or intervention in accordance with the above, the claimant(s) shall jointly nominate one arbitrator and the respondent(s) shall jointly nominate the other arbitrator, both within fifteen days after the expiry of the period during which parties can exercise their right to joinder or intervention under Section 7.7(c) and Section 7.7(d), respectively. If the parties fail to nominate an arbitrator as provided above, the ICC shall, upon the request of any party, appoint all three arbitrators and designate one of them to act as president. If the claimant(s) and respondent(s) nominate the arbitrators as provided above, the third arbitrator, who shall act as president, shall be nominated by agreement of the parties within thirty days of the appointment of the second arbitrator. If the parties fail to nominate the president as provided above, the chairperson shall be appointed by the ICC.

(g)                The place of the arbitration shall be New York, New York and the arbitration shall be conducted in the English language.

(h)                Any party to the dispute may apply for interim measures of protection (including injunctions, attachments and conservation orders) to any court of competent jurisdiction or to an Emergency Arbitrator as provided (and defined) in the Rules.

(i)                 Any award or order granted under this Section 7.7 shall be final and binding on the parties thereto. Judgment on the award may be entered in any court of competent jurisdiction having jurisdiction over the applicable parties.

Section 7.8 Benefits Only to Parties. Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person, other than Persons indemnified pursuant to Section 3.7, the parties hereto and their respective successors or assigns and Permitted Transferees, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns and Permitted Transferees, and for the benefit of no other Person.

Section 7.9 Termination; Survival of Benefits. This Agreement shall terminate upon the closing of a Sale of the Business; provided, that the rights and obligations of the Shareholders and ITC Investments under ARTICLE III and this ARTICLE VII shall survive any such termination of this Agreement.

Section 7.10 Publicity. Except as otherwise required by Applicable Law, none of the parties hereto shall issue or cause to be issued any press release or make or cause to be made any other public statement in each case relating to or connected with or arising out of this Agreement or the matters or transactions contemplated herein, without obtaining the prior written consent of FortisUS, the Investor and ITC Investments to the contents and the manner of presentation and publication thereof.

Section 7.11 Confidentiality. Each of the Shareholders hereby agrees that throughout the term of this Agreement, such Shareholder will take all commercially reasonable measures to ensure the continued confidentiality of the Confidential Information and shall not disclose it to anyone except to such Shareholder’s Representatives under the limited terms and conditions set forth in this Section 7.11. “Confidential Information” means all information of a confidential or proprietary nature relating to ITC Investments or any of its Affiliates, whether provided in writing, orally, visually, electronically or by other means, relating to ITC Investments or its Affiliates to a Shareholder, its Affiliates or any of their respective Representatives before, on or after the date hereof, including (i) information relating to ITC Investments and the transactions contemplated by this Agreement and (ii) any reports, analyses or notes that are based on, reflect or contain Confidential Information, but Confidential Information does not include information that (a) is or becomes generally available to the public other than as a direct or indirect result of a disclosure, in violation of this Agreement, by the relevant Shareholder or any of its Representatives, (b) was known to the relevant Shareholder or its Representatives prior to disclosure after the date hereof by ITC Investments or its Representatives, (c) is or becomes available to the relevant Shareholder or its Representatives from a source other than ITC Investments or its Representatives on a non-confidential basis (provided, that the source of such information was not known by such Shareholder or its Representatives (after reasonable inquiry) to be prohibited from disclosing such information to such Shareholder or its Representatives by a legal, contractual or fiduciary obligation), or (d) has otherwise been independently acquired or developed by the relevant Shareholder or its Representatives without violating any obligations under this Agreement. “Representatives” means any of the applicable party’s Affiliates (including Controlled Affiliates and “affiliates” within the meaning of Rule 12b-2 promulgated under the Exchange Act) and any of such party’s or such party’s Affiliates’ officers, members, principals, directors, employees, agents, advisors (including lawyers, consultants and financial advisors), auditors or representatives who receive any of the Confidential Information. Each Shareholder shall be liable for any breaches by such Shareholder’s Representatives of the provisions of this Agreement dealing with restrictions on disclosure and use of the Confidential Information. For certainty, the obligation of each Shareholder and its Representatives not to disclose Confidential Information as set out herein shall include disclosure relating to: (a) the existence of this Agreement; (b) the fact that Confidential Information has been made available; and (c) the fact that the Shareholder is subject to any of the restrictions set forth in this agreement. If any Shareholder becomes aware of any misuse, misappropriation or unauthorized disclosure of any Confidential Information, it shall notify ITC Investments forthwith in writing. Such Representatives shall be bound by all of the obligations in respect of such Confidential Information set forth herein. Each Shareholder further agrees that prior to granting such Representatives access to the Confidential Information, such Shareholder shall inform such Representatives of the confidential nature of the Confidential Information and of the terms of this agreement and direct such Representatives to abide by all the terms included herein. If any Shareholder or any of its Representatives is required to disclose any Confidential Information in connection with any legal, regulatory or administrative proceeding or investigation, or is required by Applicable Law (including any stock exchange) to disclose any Confidential Information, such Person or entity will (i) promptly notify ITC Investments of the existence, terms and circumstances surrounding such a request or requirement (unless prohibited by Applicable Law) so that ITC Investments may seek a protective order or other appropriate remedy, or waive compliance with the provisions of this Section 7.11, and (ii) if, in the absence of a protective order, such disclosure is required in the opinion of such Person’s outside counsel, such Person or entity may make such disclosure without liability under this Agreement, provided, that such Person only furnishes that portion of the Confidential Information which is required as set forth above in this Section 7.11, such Person gives ITC Investments notice of the information to be disclosed as far in advance of its disclosure as practicable (unless prohibited by Applicable Law) and, upon ITC Investments’ request and at ITC Investments’ expense, such Person shall cooperate in any efforts by ITC Investments to ensure that confidential treatment shall be accorded to such disclosed information; provided, that with respect to the Investor or its Affiliates, such cooperation shall not be interpreted to require the Investor or its Affiliates to initiate or participate in any legal action, suit or proceeding. Notwithstanding the provisions of this Section 7.11 to the contrary, in the event that any Shareholder desires to Transfer any interest in such holder’s Equity Securities permitted by this Agreement, such Shareholder may, upon the execution of a confidentiality agreement (in form reasonably acceptable to ITC Investments’ legal counsel) by ITC Investments and any bona fide potential Permitted Transferee, disclose to such potential Permitted Transferee information of the sort otherwise restricted by this Section 7.11 if such Shareholder reasonably believes such disclosure is necessary or beneficial for the purpose of Transferring such Equity Securities to the bona fide potential Permitted Transferee. Each Shareholder understands and agrees that money damages would not be a sufficient remedy for any breach of this Section 7.11 by such Shareholder or its Representatives and that, in addition to all other remedies, ITC Investments shall be entitled to specific performance or injunctive or other equitable relief as a remedy for any such breach. Each Shareholder agrees to waive, and to cause its Representatives to waive, any requirement for the securing or posting of any bond or security in connection with such remedy.

Section 7.12 Expenses. ITC Investments shall reimburse each of the respective members of its ITC Investments Board who are not employees of ITC Investments for their reasonable travel and out-of- pocket expenses incurred in connection with their serving on the ITC Investments Board or, as the case may be, attending ITC Investments Board meetings as an observer. Employees of ITC Investments who incur expenses in connection with their attendance of meetings of the ITC Investments Board in the performance of their duties shall also be reimbursed in accordance with ITC Investments’ usual expense reimbursement policies.

Section 7.13 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, ITC Investments and each Shareholder hereby agrees, at the request of ITC Investments or any other Shareholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby, including (but not limited to) amending the ITC Investments Bylaws and articles of incorporation of ITC Investments in the event that any provision of such document is inconsistent with the terms and conditions of this Agreement.

Section 7.14 Amendments; Waivers. Subject to Section 7.15, no provision of this Agreement may be amended, modified or waived without the prior written consent of the holders of more than 90% of the Common Stock Equivalents then outstanding; provided, that no amendment or modification to, or deletion of, Section 7.9 or this Section 7.14 shall be effective unless unanimously approved by all of the Shareholders, and provided, further, that no amendment, modification or waiver shall materially and adversely affect the rights, obligations or interests of any Shareholder (i) contained in Section 2.2, Section 2.3, Section 2.4, Section 2.6, ARTICLE III, and ARTICLE IV, (ii) contained in any other provision of this Agreement in a manner different from any other Shareholder and disproportionately adverse to any Shareholder or (iii) specifically granted to or imposed upon such Shareholder but not to or upon all other Shareholders, in each case, without such Shareholder’s prior written consent; provided, further, that any amendment, modification or waiver of any provision in this Agreement in favor of any RH Shareholder shall require the prior written consent of all RH Shareholders. Notwithstanding the foregoing, the addition of parties to this Agreement in accordance with its terms shall not be deemed to be an amendment, modification or waiver requiring the consent of any Shareholder. The failure of any party hereto to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 7.15 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, and the invalid, illegal or unenforceable provision shall be interpreted and applied so as to produce as near as may be the economic result intended by the Shareholders.

Section 7.16 Other Business. Each Shareholder and any of its Representatives shall have the right to, and shall have no duty (contractual or otherwise) not to, directly or indirectly, engage in or possess an interest in any other business venture of any kind, nature or description, independently or with others, whether or not such ventures are competitive with ITC Investments or any of its Subsidiaries, notwithstanding that Representatives of such Shareholder or any of its affiliates are serving on the ITC Investments Board. No Shareholder or any of its Representatives, as a Shareholder, officer or director of ITC Investments or any of its Subsidiaries, shall have any obligation to communicate, present or offer first to ITC Investments or any of its Subsidiaries any business opportunity or venture of any kind, nature or description that such Shareholder or such affiliate, as the case may be, may wish to pursue from time to time, independently or with others. Except for Section 4.6, nothing in this Agreement shall be deemed to prohibit any Shareholder and/or any of its Representatives from dealing, or otherwise engaging in business, with Persons transacting business with ITC Investments or any of its Subsidiaries, including any client, customer, supplier, lender or investor of ITC Investments or any of its Subsidiaries. No Shareholder or any of its Representatives shall be liable to ITC Investments or its Subsidiaries or any Shareholder for breach of any duty (contractual or otherwise) by reason of any such business ventures or of such Person’s participation therein or by reasons of the fact that such Shareholder or its affiliates directly or indirectly pursues or acquires any such business opportunity or venture for itself, directs such opportunity or venture to another Person or does not communicate, present or offer first such opportunity or venture to ITC Investments or any of its Subsidiaries. Neither ITC Investments (or any of its Subsidiaries) nor any Shareholder shall have any rights or obligations by virtue of this Agreement or the transactions contemplated hereby, in or to any independent venture of any Shareholder or any of its Representatives, or the income or profits or losses or distributions derived therefrom, and such ventures shall not be deemed wrongful or improper even if competitive with the business of ITC Investments or any of its Subsidiaries. Notwithstanding the foregoing, this Section 7.16 shall in no way limit the obligation of each Shareholder to be and remain an Eligible Holder (with respect to its Class A Common Stock) or a Class B Eligible Holder (with respect to its Class B Common Stock) or to Transfer its Equity Securities in accordance with Section 2.8 if any other business venture of such Shareholder or its Affiliates causes it to cease to be an Eligible Holder or Class B Eligible Holder, as applicable.

Section 7.17 Issuance of Preferred Stock. If at any time ITC Investments issues preferred stock or other equity securities that are not “Equity Securities”, each of the parties hereto agrees to amend this Agreement to appropriately reflect such issuance and to preserve the respective rights and obligations of each of the parties hereunder.

Section 7.18 Reclassification of Stock. In connection with the Common Stock Reclassification, the parties agree that ITC Investments will deliver new stock certificates (the “New Stock Certificates”) in the name of FortisUS and Investor evidencing such party’s ownership of the Common Stock. The New Stock Certificates replace the old stock certificates issued by ITC Investments (the “Old Certificates”), which shall be deemed cancelled. FortisUS and Investor shall use commercially reasonable efforts to return the Old Certificates to the ITC Investments.

Section 7.19 Subsidiary Compliance. If, at any time, any board of any Subsidiary of ITC Investments or any committee of such board (i) proposes to exercise its independent decision making power in a manner inconsistent with or independent from prior decisions of the ITC Investments Board or (ii) proposes to resolve or otherwise contemplates resolving to take any material action that is inconsistent with the decisions of the ITC Investments Board, or that were not the subject of discussion or resolution of the ITC Investments Board or that otherwise is beyond the scope of prior decisions of the ITC Investments Board (including delegations of authority by the ITC Investments Board and other than ministerial and routine actions reasonably taken to implement decisions made by the ITC Investments Board), then such board or committee shall not exercise such decision making power or pass such resolution, shall adjourn the relevant meeting, and the relevant matter shall be subject to the approval of the ITC Investments Board and the ITC Board in accordance herewith; provided, that if the exercise of such decision making power or the passing of such resolution is required to be taken by the relevant board or committee in the exercise of fiduciary duties, then the relevant meeting shall be adjourned, each RH Director and each director of the ITC Investments Board that is a director, officer, or employee of the Fortis Group shall be appointed to such board or committee, and the exercise such decision making power or the passing of such resolution shall require the requisite number of votes specified in the bylaws of the relevant subsidiary, including such newly appointed directors. Any appointment of directors in accordance with the proviso in the immediately preceding sentence shall be effective solely for the purpose of the exercise of the relevant decision making power or the passing of the relevant resolution and the directors appointed thereby shall resign promptly thereafter. Without limiting the foregoing, if any director, officer or employee of the Fortis Group is appointed to any board or committee of a Subsidiary of ITC Investments, then the RH Directors and the Independent Directors shall also be appointed to the same such board or committee.

Section 7.20 Limitation of Litigation. No Shareholder shall be entitled to initiate or participate in a class action suit on behalf of all or any part of the Shareholders against ITC Investments or against any other Shareholder, unless such action or suit has been approved by the ITC Investments Board. A Shareholder who initiates a class action in violation of this Agreement shall be liable to ITC Investments and any Shareholders who are defendant parties to the action or suit for all damages and expenses which they incur as a result, including reasonable fees and expenses of legal counsel and expert witnesses and court costs. Further, each Shareholder irrevocably waives any right it may have to maintain any action for dissolution of ITC Investments or for partition of the property of ITC Investments.

Section 7.21 Effectiveness. Notwithstanding anything else herein, this Agreement (other than Sections Section 7.2, Section 7.3, Section 7.4, Section 7.5, Section 7.6, Section 7.7, Section 7.14, this Section 7.21, and Article I, to the extent applicable to the foregoing, each of which shall be effective upon execution of this Agreement) shall be effective upon, and only upon the occurrence of, the Effective Date. Not later than 10 Business Days prior to the consummation of a Transaction, the Investor shall notify FortisUS of the anticipated consummation of such Transaction and the anticipated Effective Date, whereupon each of the parties hereto shall cause ITC Investments to amend and restate its certificate of incorporation so that it reads in the form of Exhibit C attached hereto, and each of the parties shall exercise its governance rights at ITC Investments and execute such consents or other documents as may be necessary to effect the foregoing. Upon the occurrence of the Effective Date, the common stock of ITC Investments shall be reclassified to Class A Common Stock and Class B Common Stock (the “Common Stock Reclassification”) such that all of the common stock held by FortisUS prior to the Common Stock Reclassification shall be Class A Common Stock and all of the common stock held by the Investor prior to the Common Stock Reclassification shall be Class B Common Stock. For avoidance of doubt, following the Common Stock Reclassification, the Shareholders will own the Equity Securities of ITC Investments as set forth in Schedule I without any action on behalf of any holder. If for any reason, the Effective Date does not occur or any Transaction is not actually consummated, the parties shall, at the request of the Investor, take such actions as are necessary to restore the capital structure of ITC Investments to the state thereof that exists immediately prior to the Common Stock Reclassification.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

ITC INVESTMENT HOLDINGS INC.

By:	(Signed) Linda Apsey
	Name:	Linda Apsey
	Title:	President & CEO

By:	(Signed) Christine Mason Soneral
	Name:	Christine Mason Soneral
	Title:	SVP, General Counsel, Corporate Secretary & CCO

FORTISUS INC.

By:	(Signed) David Hutchens
	Name:	David Hutchens
	Title:	Director

By:	(Signed) James Patrick Laurito
	Name:	James Patrick Laurito
	Title:	Executive Vice President, Business Development and Chief Technology Officer

ITC HOLDINGS CORP.

By:	(Signed) Linda Apsey
	Name:	Linda Apsey
	Title:	President & CEO

EIFFEL INVESTMENT PTE LTD

By:	(Signed) Alexander Greenbaum
	Name:	Alexander Greenbaum
	Title:	Authorized Signatory

SCHEDULE I

EQUITY SECURITIES HELD BY SHAREHOLDERS

	Shares of Common Stock	Percentage
FortisUS	41,427,720 shares of Class A Common Stock	80.1%
Investor	10,292,280 shares of Class B Common Stock	19.9%

I-1

EXHIBIT A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT (this “Agreement”) is made as of [insert date], by and among [Insert Name of Joining Party] (the “Joining Party”) and ITC Investment Holdings Inc. (“ITC Investments”), a Michigan corporation.

W I T N E S S E T H:

WHEREAS, reference is hereby made to that certain Amended and Restated Shareholders’ Agreement (the “Shareholders’ Agreement”), dated as of January 28, 2021, by and among ITC Investments, ITC Holdings Corp., a Michigan corporation, and the Shareholders signatory thereto; and

WHEREAS, this Agreement has been entered into to record and effect the admission of the Joining Party as a Shareholder under the Shareholders’ Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

§1. Definitions. Capitalized terms defined in the Shareholders’ Agreement shall have the same meaning when used in this Agreement.

§2. Admission of Joining Party.

(a)              By executing and delivering this Agreement to ITC Investments, the Joining Party hereby (i) makes each of the representations and warranties set forth in Article VI of the Shareholders’ Agreement as of the date hereof (with each reference in Article VI to “Effective Date” or “Original Agreement Date” being construed as a reference to the date hereof), (ii) represents and warrants that no Consent of or Filing with, any Governmental Entity or third party is required (with or without notice or lapse of time, or both) for or in connection with the Transfer to the Joining Party (and the Joining Party’s joinder pursuant hereto), other than Consents and Filings that have been obtained or made and all such Consents and Filings are in full force and effect and not the subject to appeal, all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the Transfer to the Joining Party (and the Joining Party’s joinder pursuant hereto) have occurred, and no such Consent contains any conditions or other requirements that are adverse to ITC Investments or its Affiliates.as of the date hereof and (iii) agrees to become a party to, to be bound by, and to comply with the terms, conditions and provisions of the Shareholders’ Agreement in the same manner as if the undersigned Joining Party were an original signatory and named as a Shareholder thereunder. By executing and delivering this Agreement to the Joining Party, ITC Investments hereby consents to and confirms its acceptance of the Joining Party as a Shareholder for purposes of the Shareholders’ Agreement.

(b)                By executing and delivering this Agreement to ITC Investments, the Joining Party hereby acknowledges, agrees and confirms (i) that his address details for notices under the Shareholders’ Agreement are as set forth on Schedule A attached hereto and made a part thereof, and (ii) the Joining Party has received a copy of the Shareholders’ Agreement and has reviewed the same and understands its contents.

§3. Entire Agreement. This Agreement and the Shareholders’ Agreement contain the entire understanding, whether oral or written, of the parties with respect to the matters covered hereby. Any amendment or change in this Agreement shall not be valid unless made in writing and signed by both parties hereto.

§4. Effect; Counterparts. Except as herein provided, the Shareholders’ Agreement shall remain unchanged and in full force and effect. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

§5. Governing Law; Disputes. The provisions of Section 7.6 (Governing Law) and Section

7.7	(Disputes) of the Shareholders’ Agreement shall apply to this Agreement as though set out in full herein.

§6. Headings; Construction. The headings of particular provisions of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Joinder Agreement (or caused this Joinder Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

ITC INVESTMENT HOLDINGS INC.

By:	Name:
Title: Authorized Signatory

[Insert Name of Joining Party]

By:	Name:
Title: Authorized Signatory

SCHEDULE A TO EXHIBIT A

ADDRESS FOR NOTICES

[Insert Joining Party’s address]

Email:

Attention:

EXHIBIT B

DIVIDEND POLICY

(See attached.)

B-1

DIVIDEND POLICY

OF

ITC INVESTMENT HOLDINGS INC.

AND

ITC HOLDINGS CORP.

1.    Policy. (a) The dividend policy of ITC Holdings Corp. (“ITC”) is to distribute on a quarterly basis from time to time to its common shareholders all funds surplus to the operating needs of ITC as determined by its board of directors (the “ITC Board”) after establishing the Reserve Amount (as defined below), but subject always to compliance with (i) the Michigan Business Corporation Act, as amended, (ii) all financing documents and other contractual undertakings of ITC and its affiliates (including the Shareholders’ Agreement dated April 20, 2016, by and among ITC Investment Holdings Inc. (“ITC Investments”), ITC, FortisUS Inc., a Delaware Corporation, Finn Investment Pte Ltd, a Singapore private limited company, and any other person that becomes a shareholder pursuant thereto (the “Shareholders’ Agreement”)), (iii) all Federal and state regulatory requirements, and (iv) the bylaws of ITC (the “ITC Bylaws”). In determining the amount of any dividend, ITC intends to maintain a FFO/Net Debt Ratio (as defined in the Shareholders’ Agreement) of 12% or less.

(b)    The dividend policy of ITC is to distribute on a quarterly basis from time to time to its common shareholders all funds distributed to ITC Investments, as a shareholder of ITC, after deducting any administrative fees and similar amounts payable by ITC Investments as determined by its board of directors (the “ITC Investments Board”), but subject always to compliance with (i) the Michigan Business Corporation Act, as amended, (ii) all financing documents and other contractual undertakings of ITC Investments and its affiliates (including the Shareholders’ Agreement), (iii) all Federal and state regulatory requirements, and (iv) the bylaws of ITC Investments.

2.    Establishment of ITC Reserves. Each quarter, the ITC Board will, in its discretion, establish an amount of reserves (the “Reserve Amount”) for ITC after reviewing the cash ITC receives from its subsidiaries and other sources and the cash disbursements made by ITC. The ITC Board may consider any items, including budgeted and reasonably expected future capital expenses, general and administrative expenses, leverage, interest and cash taxes, in establishing the Reserve Amount, subject to compliance with the ITC Bylaws. Through the modification or reduction of existing reserves or otherwise, the Reserve Amount for a particular quarter may be negative. The ITC Board may also create additional reserves as the ITC Board, in its discretion, considers proper for any purpose, and may modify or abolish any reserve in the manner in which it was created, in each case subject to compliance with the ITC Bylaws. Without limiting the foregoing, the ITC Board will establish the Reserve Amount in respect of each quarter at a level which is reasonably expected, as of the establishment thereof, to avoid the funding of reasonably anticipated future cash disbursements of ITC with future capital contributions.

3.    Payment of Dividends. (a) Subject to provisions of law and ITC’s articles of incorporation, dividends may be declared at any regular or special meeting of the ITC Board and may be paid only in cash. Dividend payments will be made by ITC on the 15th working day following the declaration. Dividends will be paid among the classes of ITC’s capital stock in accordance with ITC’s articles of incorporation.

(b)   Subject to provisions of law and ITC Investment’s articles of incorporation, dividends may be declared at any regular or special meeting of the ITC Investments Board and may be paid only in cash. Dividend payments will be made by ITC Investments promptly following the receipt by ITC Investments of dividends from ITC. Dividends will be paid among the classes of ITC Investments’ capital stock in accordance with ITC Investments’ articles of incorporation.

4.    Dividends Not Cumulative. Dividends on all classes of ITC’s common stock will not be cumulative. Dividends on all classes of ITC Investments’ common stock will not be cumulative.

*     *     *

2

EXHIBIT C

ITC INVESTMENT HOLDINGS INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(See attached.)

C-1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ITC INVESTMENT HOLDINGS INC

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned executes the following Articles of Incorporation:

1.	The present name of the corporation is ITC Investment Holdings Inc. (the “Corporation”).

2.	The identification number assigned by the Bureau is 801984667.

3.	There are no former names of the Corporation.

4.	The following Restated Articles of Incorporation supersede the Articles of Incorporation, as amended, and shall be the Articles of Incorporation of the Corporation (the “Articles of Incorporation”)

ARTICLE I

Name

The name of the corporation (“Corporation”) is ITC Investment Holdings Inc.

ARTICLE II

Purpose

The Corporation is formed to engage in any activity within the purposes for which corporations may be formed under the Michigan Business Corporation Act, as amended (the “MBCA”).

ARTICLE III

Capital Stock

Section 3.1 Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is 66,000,000 shares, consisting of 66,000,000 shares of common stock, with no par value (the “Common Stock”). The Common Stock shall be divided into two classes as follows:

(i)  Class A Common Stock, of which the Corporation shall have the authority to issue 55,000,000 shares (collectively, the “Class A Common Stock”); and (ii) Class B Common Stock, of which the Corporation shall have the authority to issue 11,000,000 shares (collectively, the “Class B Common Stock”). The powers, preferences and relative, participating, optional and other special rights of the respective classes of the Corporation’s capital stock or the holders thereof and the qualifications, limitations and restrictions thereof are set forth in this Article III.

Section 3.2 Common Stock.

(a)                Class A Common Stock. The holders of shares of Class A Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the shareholders on which the holders of shares of Class A Common Stock are entitled to vote. Except as otherwise required by law, any shareholders agreement or these Articles of Incorporation, at any annual or special meeting of the shareholders, the Class A Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the shareholders.

(b)                Class B Common Stock. The Class B Common Stock shall be identical to shares of the Class A Common Stock in every respect, and the rights and privileges of the holders thereof shall be identical (including with respect to dividends and distributions) and shall include all the rights and privileges of holders of shares of Class A Common Stock under the MBCA, except that (i) subject to the terms of any shareholders agreement, the holders of shares of Class B Common Stock shall not, by virtue of holding such shares, have any right to vote on any matter voted on by the shareholders of the Corporation and (ii) the shares of Class B Common Stock shall be convertible into Class A Common Stock as set forth in Section 3.2(c) and Section 3.2(d). Subject to terms of any shareholders agreement, the voting power for the election of directors of the Corporation, and for all other purposes, except as is otherwise specifically provided by the MBCA or any shareholders agreement, is vested exclusively in the holders of the Class A Common Stock. The holders of the Class B Common Stock shall not be entitled to, and expressly waive (i) any right to vote the Class B Common Stock at elections for directors, or on any question or for any purpose whatsoever, except as is otherwise specifically provided by the MBCA or any shareholders agreement, and (ii) the right to participate in any meeting of shareholders unless matters are to be voted upon at such meeting upon which the holders of Class B Common Stock are entitled to vote pursuant to the specific provisions of the MBCA or any shareholders agreement.

(c)                Optional Conversion. A holder of outstanding shares of Class B Common Stock may elect to convert each share of Class B Common Stock into one share of Class A Common Stock (i) upon the transfer by the holder of shares of Class B Common Stock to any Person that is an Eligible Holder (a conversion pursuant to this clause (i) is referred to as a “Transfer Conversion”), (ii) at any time from and after the later of (A) January 1, 2026 and (B) the first to occur of (x) the loss by the Corporation or its subsidiary, as applicable, of its independence adders (including through a Federal Energy Regulatory Commission action to eliminate the independence adders for the Corporation or its subsidiaries specifically or generally for independent transmission companies) or (y) the receipt by the Corporation, a subsidiary of the Corporation or a holder of a declaratory order by the Federal Energy Regulatory Commission that the conversion of the Class B Common Stock to Class A Common Stock would not eliminate the independence adders, and with respect to the actions referenced in clauses (x) and (y) of this paragraph, are final and non- appealable, and with respect to the declaratory order referenced in clause (y) of this paragraph, is not conditioned with any requirements that are material and adverse to the Corporation and its Subsidiaries as a whole (a conversion pursuant to this clause (ii) is referred to as a “Trigger Event Conversion”). A conversion pursuant to this Section 3.2(c) is referred to as an “Optional Conversion”, and notwithstanding the foregoing, shall be subject to the receipt of the Required Conversion Approvals.

(d)                Exercise of Optional Conversion. In order to exercise an Optional Conversion, a holder of outstanding shares of Class B Common Stock must provide written notice to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to such holders) during its usual business hours identifying the number of shares of Class B Common Stock to be converted (which may be all or a portion of the shares of Class B Common Stock held by such holder) accompanied by a certificate or certificates representing such shares of Class B Common Stock to be so converted duly endorsed for transfer (in the case of a Transfer Conversion, to the applicable Eligible Holder or the Corporation and in the case of a Trigger Event Conversion, to the Corporation). Upon the Corporation’s receipt of such written notice and such certificates, each share of Class B Common Stock identified in the notice shall covert at such time as may be set forth in such notice. Notice of exercise of an Optional Conversion may be submitted prior to, in contemplation of and effective conditional on (i) the occurrence of a transfer of the applicable shares in the case of a Transfer Conversion or (ii) on the occurrence of any other event from and after which the holder is entitled to exercise a Trigger Event Conversion. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled. Following the exercise of an Optional Conversion, until such time as the applicable certificates shall be surrendered as provided above, such certificates shall be deemed to represent the shares of Class A Common Stock into which such shares of Class B Common Stock shall be converted into, and shall be deemed to have all of the rights, privileges, qualifications, restrictions and limitations of shares of Class A Common Stock. For the purposes of this Article III, the terms Person, Required Conversion Approvals, and Eligible Holder have the meanings ascribed to them in the Amended and Restated Shareholders’ Agreement, dated January 28, 2021, by and among the Corporation and other parties thereto, as amended from time to time.

(e)                 Reservation of Shares. So long as any shares of Class B Common Stock remain outstanding, the Corporation shall at all times reserve and keep available, from its authorized and unissued Class A Common Stock solely for issuance and delivery upon the conversion of the shares of Class B Common Stock and free of preemptive rights, such number of shares of Class A Common Stock as from time to time shall be issuable upon the conversion in full of all outstanding shares of Class B Common Stock. The Corporation shall further, from time to time, take all steps necessary to increase the authorized number of shares of its Class A Common Stock if at any time the authorized number of shares of Class A Common Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Class A Common Stock then deliverable upon the conversion in full of all outstanding shares of Class B Common Stock.

ARTICLE IV

Registered Office and Resident Agent

The address and mailing address of the registered office of the Corporation is 30600 Telegraph Road, Bingham Farms, Michigan 48025. The name of the resident agent is The Corporation Company.

ARTICLE V

Limitation of Director Liability

No director of the Corporation shall be personally liable to the Corporation or its shareholders for damages for any action taken or any failure to take any action as a director; provided that this Article V shall neither eliminate or limit the liability of any director for any of the following: (a) the amount of a financial benefit received by such director to which he or she is not entitled; (b) intentional infliction of harm on the Corporation or the shareholders; (c) a violation of Section 551 of the MBCA; or (d) an intentional criminal act. Any repeal of or modification to the provisions of this Article V shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article V immediately prior to such repeal or modification.

ARTICLE VI

Indemnification

The Corporation shall indemnify any person to the fullest extent permitted by the MBCA, as amended from time to time, for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorney’s fees) incurred or paid in connection with any action, suit, investigation or proceeding arising out of or relating to the performance of services by such person for, or acting as a director, officer or employee of, the Corporation or any other person or enterprise at the Corporation’s request, and shall to the fullest extent permitted by the MBCA, as amended from time to time, advance all expenses incurred or paid by such person in connection with, and until disposition of, any action, suit, investigation or proceeding arising out of or relating to the performance of services by such person for, or acting as a director, officer or employee of, the Corporation or any other person or enterprise at the Corporation’s request.

ARTICLE VII

Corporate Action Without Meeting of Shareholders

Any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of record of outstanding shares of stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted. The written consent shall bear the date of signature of each shareholder who signs the consent. No written consents shall be effective to take corporate action unless, within sixty (60) days after the record date for determining shareholders entitled to express consent to or dissent from a proposal with a meeting, written consents dated not more than ten (10) days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the Corporation. Delivery shall be to the Corporation’s registered office, its principal place of business or an officer or agent of the Corporation having custody of the minutes of the proceedings of its shareholders. Delivery made to a Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3) of the MBCA.

* * * * * *

[Signature page follows]

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Incorporation on this____  day of _____________, 2021

By:
Name:
Title:

[Signature Page to Amended and Restated Articles of Incorporation]

EXHIBIT D

INELIGIBLE ENTITIES

•	CMS
•	DTE Energy
•	Evergy
•	Xcel Energy
•	Alliant Energy
•	MidAmerican Energy
•	Oklahoma Gas and Electric Company

D-1